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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (Rule 14d-101)

         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                          PRISM FINANCIAL CORPORATION
                           (Name of Subject Company)

                          PRISM FINANCIAL CORPORATION
                     (Name of Person(s) Filing Statement)

                               ----------------

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                               ----------------

                                 74264 Q 10 8
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Mark A. Filler
                     President and Chief Executive Officer
                          Prism Financial Corporation
                               440 North Orleans
                            Chicago, Illinois 60610
                           Telephone: (312) 494-0020
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                               ----------------

                                With a copy to:

                               Rodd M. Schreiber
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                (312) 407-0700

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


                                                                 March 22, 2000

Dear Fellow Stockholders:

   We are pleased to inform you that on March 10, 2000, Prism Financial Corporation ("Prism") entered into a Merger Agreement (the "Merger Agreement") with Royal Bank of Canada, a Canadian commercial bank ("Parent"), and Prism Acquisition Subsidiary, Inc. (f/k/a Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation and a wholly owned, indirect subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Prism common stock, par value $.01 per share (the "Shares"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement, dated as of January 27, 2000, between Prism and LaSalle Bank National Association, as Rights Agent, for $7.50 per Share in cash. Under the Merger Agreement and subject to the terms thereof, following the Offer, Purchaser will be merged with and into Prism (the "Merger") and all Shares not purchased in the Offer (other than Shares held by Parent, Purchaser or Prism, or Shares held by dissenting stockholders) will be converted into the right to receive $7.50 per Share in cash.

   Your Board of Directors has (i) determined that the Offer and the Merger are fair to and in the best interests of Prism's stockholders and (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Prism Board of Directors recommends that Prism's stockholders accept the Offer and tender their Shares pursuant to the Offer.

   In arriving at its recommendation, the Prism Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 which has been filed today with the Securities and Exchange Commission, including, among other things, the opinion, dated March 10, 2000, of Friedman, Billings, Ramsey & Co., Inc., Prism's financial advisor, to the effect that, as of such date, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair to such stockholders from a financial point of view.

   In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated March 22, 2000, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,


                                          Richard L. Wellek
                                          Chairman of the Board

Item 1. Subject Company Information.

   (a) The name of the subject company is Prism Financial Corporation, a Delaware corporation ("Prism" or the "Company"). The address of the principal executive offices of Prism is 440 North Orleans, Chicago, Illinois 60610. The telephone number of the principal executive offices of Prism is (312) 494-0020.

   (b) The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of Prism (the "Common Stock"), together with the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, "Shares") issued pursuant to the Rights Agreement, dated as of January 27, 2000 (the "Rights Agreement"), between Prism and LaSalle Bank National Association, as Rights Agent (the "Rights Agent"). There were 14,780,250 Shares outstanding as of March 15, 2000.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, address and telephone number of Prism, which is the person filing the Schedule 14D-9, are set forth in Item 1(a) above.

   (b) Tender Offer. This Statement relates to the tender offer by Prism Acquisition Subsidiary, Inc. (f/k/a Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation ("Purchaser") and a wholly owned, indirect subsidiary of Royal Bank of Canada, a Canadian corporation ("Parent" or "Royal Bank"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated March 22, 2000, to purchase all issued and outstanding Shares at a purchase price of $7.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to a Merger Agreement, dated March 10, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Prism, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into Prism (the "Merger" and, together with the Offer, the "Transaction"). Following consummation of the Merger, Prism will continue as the surviving corporation (the "Surviving Entity") and will be a wholly owned, indirect subsidiary of Parent. Capitalized terms used in this Schedule 14D-9 and not defined in this
Schedule 14D-9 have the meanings given such terms in the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 1 hereto and is incorporated by reference herein.

   As a condition and inducement to Parent and Purchaser entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Purchaser entered into a Stockholders' Agreement, dated March 10, 2000 (the "Stockholders' Agreement"), with certain stockholders of Prism who beneficially own 9,043,566 issued and outstanding Shares in the aggregate (excluding Shares underlying stock options exercisable within 60 days of the date hereof). Pursuant to the Stockholders' Agreement, each of these stockholders has agreed, among other things, (i) to tender validly pursuant to the Offer all Shares owned by such stockholder (such shares of all such stockholders, representing approximately 62% of the issued and outstanding Shares, collectively, the "Option Shares") and (ii) has granted Purchaser an option, exercisable in certain circumstances, to acquire such stockholder's Option Shares. See "Past Contacts, Transactions, Negotiations and Agreements-- Stockholders' Agreement."

   Purchaser's principal executive offices as set forth in Purchaser's Schedule TO are located at 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. The telephone number at the principal executive offices of Purchaser is (416) 974-5151.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as set forth in the response to this Item 3 or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of Prism, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Prism or its affiliates and
(1) Prism's executive officers, directors or affiliates, or (2) Parent or Purchaser, or their respective executive officers, directors or affiliates.

   Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this statement as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Prism Board") other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

Arrangements and Agreements with Executive Officers, Directors and Affiliates of Prism

 Employment Agreements

   In connection with the Merger Agreement, on March 10, 2000, the Company and Parent entered into employment agreements (the "Employment Agreements") with each of Messrs. Mark A. Filler, David A. Fisher and Eric A. Gurry (each an "Executive"). The Employment Agreements are filed as Exhibits 10, 11 and 12, respectively to this Schedule 14D-9 and each is incorporated herein by reference.

   Each Employment Agreement provides that the Company will continue to employ the Executive, and the Executive will continue in the employ of the Company, subject to the terms and conditions of the Employment Agreement, for the period commencing Effective Time (as defined below) and ending on December 31, 2003 (the "Employment Period"). Pursuant to the Employment Agreement, each of Messrs. Filler, Fisher and Gurry is entitled to receive (i) an annual base salary equal to $250,000, $150,000 and $150,000, respectively, (ii) unless his employment with the Company has been terminated for Cause (as defined in the Employment Agreements) or due to voluntary termination by the Executive (other than due to Constructive Termination (as defined below), death or disability) prior to the respective dates of payment, a discretionary annual bonus paid from a management bonus pool, as described below, and (iv) benefits comparable to employees in positions of comparable rank with Parent and its wholly owned subsidiaries. In addition, each of Messrs. Filler, Fisher and Gurry will be eligible for grants of stock options to purchase common stock of Parent under Parent's 1999 Stock Option Plan (the "Plan"). Stock option grants under the Plan will be subject to approval of the Board of Directors of Parent and all stock options will be subject to all of the terms and conditions of the Plan, including applicable provisions regarding vesting, and expiration of options upon termination of employment.

   In addition to the foregoing, Mr. Filler will be entitled to receive, for each fiscal year of the Company commencing after December 31, 2000, a profit sharing bonus equal to 2.5% of the pre-tax net income of the Company.

   Certain executive officers of the Company, including Messrs. Filler, Fisher and Gurry, will be eligible to participate in an annual bonus pool. Distribution of 50% of the bonus pool will be at the discretion of Mr. Filler, and the remainder will be distributed at the discretion of the Prism Board. For the period ended December 31, 2000, a bonus pool of no less than $105,000 will be established, and for the period ended on the first anniversary of the Effective Time, a bonus pool of no less than $1,825,000 will be established. Messrs. Filler, Fisher and Gurry will be eligible to receive bonuses from such pools. Distribution of bonuses from the bonus pools will be subject only to the condition that the recipient's employment with the Company not have been terminated for Cause (as defined in the Employment Agreements) or due to voluntary termination by the Executive (other than due to Constructive Termination (as defined below), death or disability) prior to the respective dates of payment.

   The Executive's employment with the Company may be terminated, among other things, (i) by the Company for Cause or without Cause; (ii) by the Company if the Company determines in good faith that the Executive has become disabled; or (iii) by the Executive if, without the Executive's express written consent,
(A) duties or responsibilities materially inconsistent with the Executive's position and duties as contemplated by the Executive's Employment Agreement, are assigned to the Executive or the Company takes any other action resulting in a material diminution in the Executive's position and duties, (B) the Executive's annual base salary or the annual bonus pool amount is reduced; (C) the Executive is relocated to a location more than ten miles from the location where the Executive performed duties immediately prior to the Effective Time, except for required travel on the Company's business; or (D) if the Company or Parent breaches the Employment Agreement (each, a "Constructive Termination").

   The Employment Agreements also provide that during the term thereof and for a period of six months after the date the Executive's employment with the Company terminates for any reason, the Executive may not (i) own, manage, operate, join, control, be employed by or perform services for or be connected in any manner with certain competing businesses of the Company described in the Employment Agreements, without the prior written consent of the Company;
(ii) solicit clients to transact business with competing businesses or reduce or refrain from doing business with the Company, (iii) interfere with or damage any relationship between the Company and its clients; and (iv) hire or solicit any person who is an employee of the Company or any of its subsidiaries to resign from the Company or any of its subsidiaries or to apply for or accept employment with any competing business of the Company.

   Each Executive has further agreed (i) not to divulge, reveal or communicate any confidential information to any person, firm, corporation or entity whatsoever, or use any confidential information for his own benefit or for the benefit of others during the term of the Employment Agreement and thereafter; and (ii) to assign to the Company all of Executive's right, title and interest in and to, intellectual property made, invented, conceived, reduced to practice, developed or created (A) during the term of the Employment Agreement, or (B) using the equipment, supplies, facilities and/or confidential or proprietary information of the Company.

 Treatment of Stock Options and Restricted Stock Awards

   Reference is made to the Company's 1999 Omnibus Stock Incentive Plan (the "1999 Stock Plan") and the Company's 2000 Stock Option Plan (the "2000 Stock Plan"), which are filed as Exhibits 16 and 17 to this Schedule 14D-9 and are incorporated herein by reference. Under the 1999 Stock Plan, nonqualified and incentive stock options and restricted stock have been granted to selected employees, officers, directors, consultants and advisors of the Company. Additional nonqualified stock options have been granted to selected employees and officers of the Company under the 2000 Stock Plan.

   On January 21, 2000, Messrs. Fisher, Gurry, Laurence E. Katz, Kevin N. Christopher, Edward C. Ahern, James P. Hayes and Martin E. Francis were awarded nonqualified stock options to purchase an aggregate of 670,000 Shares under the 1999 Stock Plan or the 2000 Stock Plan, at an exercise price of $3.375 and with a ten year term.

   On January 21, 2000, Messrs. Wellek and Filler were awarded nonqualified stock options to purchase 20,000 and 100,000 Shares, respectively, under the 2000 Stock Plan, at an exercise price of $3.375 and with a ten year term. The options awarded to Messrs. Wellek and Filler will become 100% vested and exercisable upon the occurrence of a change in control, which will occur at the consummation of the Offer. The stock option agreements of Messrs. Wellek and Filler are filed as Exhibits 14 and 13, respectively, to this Schedule 14D-9 and are incorporated by reference herein.

   The options awarded to Mr. Fisher will become fully vested and exercisable as to 33.33% of such Shares on April 30, 2000, 33.33% of such Shares on June 30, 2000, and the remaining 33.34% of such Shares on January 20, 2001; provided that Mr. Fisher is employed with the Company on a full time basis as of such dates. If, however, Mr. Fisher's employment is terminated by the Company or any successor without Cause or by Mr. Fisher with Good Reason (in each case, as defined in his Option Agreement), his options will become fully vested and exercisable.

   The options awarded to Mr. Gurry will become fully vested and exercisable as to 60% of the Shares on April 30, 2000 and as to the remaining 40% of the Shares on June 30, 2000 and Mr. Katz will become fully vested on April 30, 2000; provided that if the optionee's employment or service is terminated by the Company or any successor without Cause (as defined in his option agreement), or is terminated with Good Reason (as defined in their option agreements), then the options become immediately fully vested and exercisable.

   The options awarded to Messrs. Christopher, Ahern and Hayes will vest as to one third of the Shares on each of the first three anniversaries of the date of grant; provided, however, that in the event of a change in control, if the optionee is employed on a full-time basis sixty days thereafter, one third of the Shares subject to his option will vest and become exercisable, and if he is so employed nine months thereafter, the remaining two thirds of the Shares subject to his option will vest and become exercisable, and provided, further, that if the optionee's employment is terminated by the Company after a change in control without Cause (as defined in the option agreements) or, with respect to Messrs. Ahern and Hayes, there is any reduction in their current compensation or they are required to relocate outside a 10 mile radius, then the option will become fully vested and exercisable as of the date of termination. The Offer and Merger would constitute a change in control for purposes of these option agreements.

   The option awarded to Mr. Francis will vest as to one third of the Shares on each of the first three anniversaries of the date of grant. Upon termination of Mr. Francis' employment, all unvested options terminate.

   On May 24, 1999, Messrs. Fisher, Gurry, Katz, Christopher, Ahern, Hayes and Francis were awarded incentive stock options to purchase an aggregate of 253,000 Shares at an exercise price of $14.00 per Share with various vesting and change in control acceleration provisions. In addition, in connection with their joining the Prism Board at the time of the Company's initial public offering, the non-employee members of the Prism Board were each awarded nonqualified stock options to purchase 5,000 Shares, at an exercise price of $14.00 per Share, that vest as to 20% of such Shares on each of the first five anniversaries of the date of grant.

   Pursuant to the Merger Agreement, at the consummation of the Merger, each outstanding option with an exercise price greater than the per Share cash merger consideration (the "Cash Merger Consideration") will be cancelled. Consequently, all of the options granted in May 1999 will be cancelled.

   Further pursuant to the Merger Agreement, at the consummation of the Merger, all other outstanding options will be cancelled. Of these options, vested options will become the right to receive a cash amount equal to the excess, if any, of the Cash Merger Consideration over the exercise price per Share, less the amount of any tax required to be withheld under applicable federal, state or local laws and regulations, multiplied by the number of vested Shares subject to the option. Unvested options will become the right to be paid a cash amount, without interest, paid at the time the option would otherwise have vested (provided the optionee is employed by the Company at such time and has not breached any obligations under his employment agreement, if applicable) equal to the excess, if any, of the Cash Merger Consideration over the per Share exercise price for the Shares that would otherwise have vested at that time.

   On February 17, 2000, the Prism Board awarded Mr. Wellek 3,147 Shares of restricted stock. The Shares become 100% nonforfeitable when Mr. Wellek ceases to serve as a member of the Board. A copy of Mr. Wellek's restricted stock agreement is filed as Exhibit 15 to this Schedule 14D-9 and is incorporated herein by reference.

 Other Transactions and Arrangements

   The Company has been advised that Messrs. Fisher, Gurry, Katz, Ahern, Christopher and Hayes will enter into agreements with the estate of Bruce C. Abrams pursuant to which such executive officers would be entitled to receive certain payments from the estate after a sale or transfer by the estate of some or all of its Shares. These agreements, if executed, would provide that such executives receive a specified percentage of the proceeds realized by the estate from the consummation of the Offer and the Merger.

   Pursuant to Mr. Filler's stock option agreement dated as of January 21, 2000, upon a Change of Control, a cash payment would be paid to Mr. Filler as determined and approved by the Prism Board. Mr. Filler has agreed that he will not be entitled to any payment pursuant to this provision.

   Pursuant to Mr. Fisher's stock option agreement dated as of January 21, 2000, upon a change in control, which would occur upon the consummation of the Offer, Mr. Fisher will receive a bonus in the amount of $50,000.

 Indemnification

   Pursuant to Section 5.13 of the Merger Agreement ("Section 5.13"), subject to the occurrence of the Effective Time (as defined below), the Surviving Entity shall cause its certificate of incorporation and bylaws to contain the indemnification provisions set forth in Prism's certificate of incorporation and bylaws on the date of the Merger Agreement. Section 5.13 provides that such indemnification provisions shall not be thereafter amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who at any time prior to the Effective Time were directors, officers or employees of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement). Parent must also cause the Surviving Entity to comply with the terms of and maintain in existence the indemnification agreements for the members of the Prism Board in effect on the date of the Merger Agreement. In addition, Section 5.13 provides that for at least five years after the Effective Time, the Surviving Entity must maintain the current policies of directors' and officers' liability insurance and fiduciary liability insurance, or provide substantially the same coverage, with respect to matters occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement). In the event of a merger or sale of assets by the Surviving Entity, the successor or assignee of the Surviving Entity shall assume the obligations set forth in Section 5.13. Parent has guaranteed the Surviving Entity's obligations under the Merger Agreement, including Section 5.13.

   The foregoing description of the indemnification provided to the directors and officers of Prism pursuant to the Merger Agreement is qualified in its entirety by reference to the complete text of Section 5.13 of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 1 to this
Schedule 14D-9 and is incorporated herein by reference.

   Article Sixth of Prism's Amended and Restated Certificate of Incorporation provides that, to the extent permitted under Delaware corporate law as the same exists or may be amended, no Prism director shall be personally liable to Prism or its stockholders for monetary damages for breach of fiduciary duty as a director. A copy of such Article Sixth has been filed as Exhibit 7 to this
Schedule 14D-9 and is incorporated herein by reference.

   Article Seventh of Prism's Amended and Restated Certificate of Incorporation provides that Prism is required to indemnify its directors and officers to the fullest extent authorized or permitted by law, subject to very limited exceptions, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of Prism and shall inure to the benefit of his or her heirs, executors or personal or legal representatives. A copy of such Article Seventh has been filed as Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference.

   Article VIII of Prism's Second Amended and Restated By-Laws ("Article VIII") provides for mandatory indemnification of any person who is, was or is threatened to be made a party to a proceeding (including a proceeding by or in the right of Prism) by reason of the fact that such person

  . is or was a director or officer of Prism or

  . is or was a director or officer of Prism serving at Prisms request as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, judgements, fines and amounts paid in settlement in connection with actions, suits or proceedings, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Prism and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. In the case of a proceeding by or in the right of Prism in which such person is found liable, no indemnification shall be made unless a court determines that indemnification would be proper under the circumstances.

   Article VIII further provides for the advancement of expenses and provides that the indemnification and advancement of expenses shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an officer or director and shall inure to the benefit of the heirs, executors and administrators of such person. A copy of Article VIII is filed as Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

   The following summary of the Mutual Confidentiality Agreement, dated as of January 31, 2000, between Prism and Parent (the "Confidentiality Agreement") is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated by reference herein. The Confidentiality Agreement should be read in its entirety for a more complete description of the matters summarized below.

   The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, each party agrees to keep confidential all nonpublic, confidential or proprietary information furnished by the other party, subject to customary exceptions (the "Confidential Information") and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving Prism and Parent. The term of the Confidentiality Agreement is two years.

Merger Agreement

   The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated by reference herein. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. Capitalized terms used in this summary of the Merger Agreement and not otherwise defined in this Schedule 14D-9 shall have the meanings set forth in the Merger Agreement.

   The Offer. The Merger Agreement provides for the making of the Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Minimum Condition and the satisfaction or waiver of the other conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, unless previously approved by the Company in writing, Purchaser will not make any change in the terms and conditions of the Offer that (i) decreases the Per Share Amount, (ii) reduces the number of Shares to be purchased in the Offer, (iii) changes the form of consideration to be paid in the Offer, (iv) imposes additional conditions on the Offer, or (v) amends or changes any term or condition of the Offer in a manner adverse to the holders of Shares.

   Without the consent of the Prism Board, Parent may cause Purchaser to (i) from time to time extend the Offer, if at the Initial Expiration Date of the Offer any of the conditions to the Offer have not been satisfied or waived (other than the Minimum Condition, to which this exception does not apply), until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer, or (iii) if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than ninety percent (90%) of the then outstanding number of Shares on a fully diluted basis, Purchaser may include a subsequent offering period that would extend the Offer for an aggregate period not to exceed 20 business days (for all such extensions). In the event that Purchaser includes a subsequent offering period, Purchaser must accept and promptly pay for all securities tendered prior to the date of such extension and must otherwise meet the requirements of Rule 14d-11 under the Exchange Act in connection with each such extension. In addition, Parent and Purchaser have also agreed pursuant to the Merger Agreement that Purchaser shall from time to time extend the Offer upon the request of the Company, if at the Initial Expiration Date (or any extended expiration date of the Offer, if applicable), any of the conditions to the Offer other than (or in addition to) the Minimum Condition have been waived or satisfied, until (taking into account all such extensions) September 30, 2000.

   Conditions to the Offer. Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restrictions set forth in the Merger Agreement, the payment for, any tendered Shares, if (w) any waiting periods applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") have not been terminated or have not expired, or any approvals or notices under the Bank Act, as amended, the Bank Holding Company Act of 1956, as amended, and required approvals from governmental entities responsible for regulating, in the aggregate, 90% of the Company's and its subsidiaries' average mortgage origination volume for the period 1998 and 1999 have not been obtained, and, in the case of any approval, is not in full force and effect and all conditions applicable thereto have not been satisfied; (x) any of the consents or approvals of any person other than a governmental entity, in connection with the execution, delivery and performance of the Merger Agreement, have not been obtained or made, except where the failure to have obtained or made any such consent or approval would not have a Material Adverse Effect; (y) the Minimum Condition shall not have been satisfied; or (z) at any time on or after the date of the Merger Agreement and before the time of acceptance of tendered Shares pursuant to the Offer, any of the following events shall occur:

     (i) from the date of the Merger Agreement until the Tender Offer Purchase Time, any governmental entity or court shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that remains in effect at the Tender Offer Purchase Time (as defined below) and which (A) makes the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibits consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (B) prohibits Purchaser from operating or deriving benefits from the majority of the value of the operations of the Company and its subsidiaries taken as a whole to operate the Company; provided, however, that the parties must use reasonable efforts to cause any such decree, judgment or other order to be vacated or lifted prior to September 30, 2000;

     (ii) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct on the date of the Merger Agreement or the Company shall have breached or failed in any respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with at or prior to such time except where the failure of representations and warranties to be true and correct, or the performance of or compliance with such obligations, agreements or covenants, would not, individually or in the aggregate, have a Material Adverse Effect;

     (iii) the Merger Agreement shall have been terminated in accordance with its terms;

     (iv) there shall have occurred an acceptance by the Company of a Superior Proposal;

     (v) the Prism Board shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer, recommended to the Company's stockholders a Third Party Acquisition or adopted any resolution to effect any of the foregoing; or

     (vi) from the date of the Merger Agreement until the Tender Offer Purchase Time, there has occurred the commencement of a war having a Material Adverse Effect on the Company.

   The conditions set forth above (other than the Minimum Condition) are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of any circumstances giving rise to any condition and may be waived (other than the Minimum Condition) by Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Parent or Purchaser (or any affiliate of Purchaser) at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

   Directors. The Merger Agreement provides that promptly after the Tender Offer Purchase Time, and from time to time thereafter, Purchaser shall be entitled to designate that number (but no more than that number) of directors of the Company constituting a majority of the Prism Board, and the Company shall use its best efforts to, upon request by Purchaser, promptly, at the Company's election, either increase the size of the Prism Board (subject to the provisions of Article Fifth of the Company's Certificate of Incorporation) or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Prism Board and to cause Purchaser's designees to be so elected and to constitute at all times after the Tender Offer Purchase Time a majority of the Prism Board. At such times, the Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Prism Board of (i) each committee of the Prism Board (other than any committee of the Prism Board established to take action under the Merger Agreement), (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, (x) the Company shall retain at least three directors who are directors of the Company on the date of the Merger Agreement (the "Continuing Directors") and (y) Parent and Purchaser shall not, and shall cause their affiliates not to, (A) initiate, propose, vote for or solicit others to vote for, any change in the number of directors of Prism Mortgage Company as of the date of the Merger Agreement or (B) take any action that would be reasonably likely to result in any change described in the foregoing clause (A). The Company's obligation to appoint designees to the Prism Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. From and after the time that Parent's designees constitute a majority of the Prism Board until the Effective Time, any amendment, modification or waiver of any term or condition of the Merger Agreement, any amendment or modification to the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension of time of performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition or any of the Company's rights under the Merger Agreement or other action by the Company in connection with the rights of the Company under the Merger Agreement may be effected only with the concurrence of a majority of the Continuing Directors.

   The Merger. The Merger Agreement provides that Purchaser will be merged with and into the Company as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. Following the Merger, the Company will continue as the surviving corporation (the
"Surviving Corporation") and a wholly owned, indirect subsidiary of Parent, and the separate corporate existence of Purchaser will cease.

   Conditions to Consummation of the Merger. The respective obligations of each of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver at or prior to the Closing Time (as defined below) of the following conditions: (i) that the Merger Agreement, the Merger, and the other transactions contemplated thereby shall have been approved by all necessary corporate action of the Company, including if necessary, by vote of the stockholders of the Company, provided that in voting, Parent and Purchaser shall have complied with their obligations under the Merger Agreement to vote and cause their affiliates to vote, all Shares owned by them, in favor of the Merger Agreement, the Merger, and the other transactions contemplated thereby;

(ii) that no governmental entity or court shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that makes payment of the Cash Merger Consideration illegal or otherwise prohibits the Merger; (iii) Purchaser shall have purchased Shares pursuant to the Offer in accordance with the terms of the Merger Agreement and the Offer, provided that neither Parent nor Purchaser may invoke this condition if Purchaser shall have failed to purchase, in violation of the terms of the Merger Agreement or the Offer, Shares validly tendered and not withdrawn pursuant to the Offer.

   Stockholders' Meeting. The Company has agreed pursuant to the Merger Agreement that, if required for the Merger under the Delaware General Corporation Law ("DGCL"), the Company, acting through the Prism Board, will
(i) duly call, give notice of, convene and hold a meeting of its stockholders, to be held as soon as practicable after the Tender Offer Purchase Time, for the purpose of considering and taking action upon the Merger Agreement, using a record date, to the extent possible, that is a day on which the Shares are listed on the Nasdaq National Market; (ii) except as otherwise permitted by the Merger Agreement, include in the proxy statement relating to any meeting to be held in connection the Merger (the "Proxy Statement") (A) the recommendation of the Prism Board that stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby, and (B) a statement that the Prism Board believes that the consideration to be received by the stockholders of the Company pursuant to the Merger is fair to the stockholders; and (iii) except as otherwise permitted by the Merger Agreement, use reasonable efforts
(A) to obtain and furnish the information required to be included by it in the Proxy Statement, if any, and, after consultation with Parent and Purchaser, cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the Tender Offer Purchase Time, and (B) to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. At such meeting, Parent and Purchaser will, and will cause their affiliates to, vote all Shares owned by them in favor of approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby.

   The Merger Agreement further provides that, notwithstanding the foregoing, if Parent, Purchaser and any other subsidiary of Parent collectively acquire at least 90% of the issued and outstanding Shares, the parties to the Merger Agreement will take all steps necessary and appropriate to cause the Merger to become effective as soon as practicable after the purchase of the Shares pursuant to the Offer without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

   Conversion of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (excluding (i) Shares held by any of the Company's subsidiaries; (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent or (iii) any Shares held by Stockholders who properly perfect their dissenters' rights under the DGCL) will, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder thereof, be converted into and become the right to receive Cash Merger Consideration. At the Effective Time, each Share held by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder thereof, be canceled and retired and will cease to exist and no payment shall be made with respect thereto. At the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

   Company Stock Options. At the Effective Time, each outstanding option to purchase Shares (a "Company Stock Option" or collectively "Company Stock Options") issued pursuant to the 1999 Stock Plan, whether vested or unvested, the exercise price of which is greater than the Cash Merger Consideration, will be canceled and extinguished without consideration and the 1999 Stock Plan will terminate as of the Effective Date.

   At the Effective Time, each outstanding Company Stock Option issued pursuant to the 1999 Stock Plan or the 2000 Stock Plan that is vested as of the Effective Time, the exercise price of which is less than the Cash Merger Consideration, will be canceled and extinguished and will become the right to receive an amount, without interest, in cash equal to the excess, if any, of the Cash Merger Consideration over the exercise price per Share of such Company Stock Option, less the amount of taxes required to be withheld under applicable federal, state or local laws and regulations, multiplied by the number of Shares subject to such Company Stock Option.

   At the Effective Time, each outstanding Company Stock Option issued pursuant to the 1999 Stock Plan, the 2000 Stock Plan or any other stock option arrangement to which the Company is a party that is not vested as of the Effective Time, the exercise price of which is less than the Cash Merger Consideration, will be canceled and extinguished in consideration for certain compensatory payments to be paid to the holder of such Company Stock

Option at the time the Company Stock Option would otherwise have vested (provided that the holder is employed with the Company at such time and has not breached any of its obligations under any applicable employment agreement with the Company or any subsidiary) equal to an amount in cash, without interest, equal to the excess, if any, of the Cash Merger Consideration over the exercise price per Share of such Company Stock Option that would otherwise have vested at such time.

   Pursuant to the Merger Agreement, the Company has agreed, if and to the extent required by the terms of the 1999 Stock Plan, the 2000 Stock Plan or any other stock option arrangement to which the Company is a party, program or arrangement to which the Company or any of its subsidiaries is a party or the terms of any Company Stock Option granted thereunder, to cooperate with Parent and Purchaser in obtaining the consent of each holder of outstanding Company Stock Options to the foregoing treatment of such Company Stock Options and to take any other action necessary to effectuate the foregoing provisions.

   Representations and Warranties. The Merger Agreement contains certain customary representations and warranties of the parties. These include representations and warranties of the Company with respect to, among other matters, its organization, capitalization, authority, SEC filings, financial statements, accounting procedures, licenses and permits, employee benefit plans, employment and labor matters, and the absence of certain changes or effects that would have a Material Adverse Effect on the Company. When used in the Merger Agreement in connection with the Company or its subsidiaries, the term "Material Adverse Effect" means any change or effect (i) that is materially adverse to the business, properties, financial condition, or results of operations of the Company and its subsidiaries, taken as whole, or
(ii) that would materially impair the ability of the Company to perform its obligations under the Merger Agreement. Notwithstanding the foregoing, none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect: (i) changes or effects resulting from general changes in economic, market, regulatory or political conditions or changes in conditions or business practices generally applicable to the industries in which the Company and its subsidiaries operate, including, but not limited to, changes and effects resulting from a change in interest rates or an industry-wide decrease in mortgage volume; (ii) changes in the market price or trading volume of the Shares on the Nasdaq National Market; or (iii) changes or effects resulting from the announcement or approval of the Offer and the Merger Agreement or relating to the identity of or facts pertaining to Parent or Purchaser. Parent and Purchaser also have made certain representations and warranties with respect to corporate existence and power, corporate authorization relative to the Merger Agreement, documents relating to the Offer, the availability of funds to finance the Offer and other matters.

   Conduct of Company Business Pending the Merger. The Company has agreed that, prior to the Tender Offer Purchase Time, unless Parent shall otherwise agree in writing or as otherwise contemplated in the Merger Agreement, each of the Company and its subsidiaries will (i) conduct their businesses and operations only in the ordinary course of business consistent with past practice; (ii) use reasonable efforts to preserve intact their business, organization, goodwill, rights, licenses, permits and franchises of the Company and its Subsidiaries and maintain their existing relationships with customers, suppliers and other persons having business dealings with them;
(iii) use reasonable efforts to keep in full force and effect adequate insurance coverage and maintain and keep material assets in good repair, working order and condition; (iv) not amend or modify its organizational documents; (v) except for certain stock purchase rights and except for up to 20,000 options that may be issued under the 2000 Stock Plan, not authorize for issuance, issue, sell, grant, deliver, pledge or encumber any shares of any class or series of capital stock of the Company or any subsidiaries or any other equity or voting security or equity or voting interest in the Company or any of its subsidiaries, any securities convertible into or exercisable or exchangeable for any such shares, securities or interests, or any options, warrants, calls, commitments, subscriptions or rights to purchase or acquire any such shares, securities or interests (other than issuances of Shares upon exercise of stock options granted prior to the date of the Merger Agreement);
(vi) not (a) split, combine or reclassify any shares of its stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for its shares of stock, (b) in the case of the Company, declare, set aside or pay any dividends on, or make other distributions in respect of any of the Company's stock, or (c) repurchase, redeem or otherwise acquire, or agree or commit to repurchase, redeem or otherwise acquire, any shares of stock or other equity or debt securities or equity interests of the Company or any of its subsidiaries;

(vii) except as otherwise contemplated by the Merger Agreement, not amend or otherwise modify the terms of Company Stock Options or Company stock option plans; (viii) other than normal salary increases in the ordinary course of business consistent with past practice, not (a) materially increase compensation payable or to become payable to any directors, officers or employees of the Company or any subsidiary except arrangements in connection with employee transfers and agreements with new employees having a salary greater than $75,000, (b) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer or employee (other than in the ordinary course of business) of the Company or any of its subsidiaries, or (c) establish or amend any material rights or benefits under any collective bargaining, bonus, profit sharing, thrift compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee (other than in the ordinary course of business) of the Company or any subsidiary; (ix) not acquire or agree to acquire any corporation, partnership, joint venture association or other business organization or division thereof or otherwise acquire or agree to acquire any assets outside the ordinary course of business consistent with past practice or any interest in any real properties (other than in the ordinary course of business); (x) not incur, assume or guarantee any indebtedness for borrowed money (including drawdowns on letters or lines of credit), or issue any notes, bonds, debentures, debt instruments, evidences of indebtedness or other debt securities of the Company or any of its subsidiaries or any options, warrants or rights to purchase or acquire any of the same, except for (a) renewals of existing bonds and letters of credit in the ordinary course of business not to excess $1 million in the aggregate, (b) indebtedness for borrowed money in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $100,000, and (c) advances in the ordinary course pursuant to working capital lines of credit in an amount not to exceed $15 million and certain warehouse lines of credit; (xi) not sell, lease, license, encumber or otherwise dispose of any material properties or assets of the Company other than in the ordinary course of business; (xii) not authorize or make any capital expenditures in excess of $500,000 in the aggregate for the Company and all of its subsidiaries other than in the ordinary course of business; (xiii) not make any material change in any of its accounting or financial reporting except as may be required by a change in law or in GAAP; (xiv) not make any material tax election or settle or compromise any material tax liability; (xv) except in the ordinary course of business, not amend, modify or terminate any material contract; (xvi) other than in the ordinary course of business, not enter into contracts that reasonably would involve financial obligations by the Company exceeding $100,000; (xvii) not adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; (xviii) fail to report any facts that have resulted in insurance claims that would have a material adverse effect; and (xix) except as to clauses (i), (ii) and (iii) of this paragraph, not agree or commit in writing or otherwise to do any of the foregoing.

   Other Potential Acquirers. The Merger Agreement provides that the Company and its subsidiaries will and will direct and use their reasonable best efforts to cause, the Company's affiliates and the respective officers, directors, employees, representatives and agents of each of them to immediately cease any discussions or negotiations with any parties with respect to (i) the acquisition of the Company by merger or otherwise by anyone other than Parent, Acquisition or any affiliate thereof (a "Third Party") or by an officer or director of the Company; (ii) the acquisition by a Third Party of more than 20% of the total assets of the Company and its subsidiaries taken as a whole; (iii) the acquisition by a Third Party of Shares which, together with all other Shares owned by such Third Party and its affiliates, equal 20% or more of the issued and outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than 20% of the issued and outstanding Shares; or (vi) the acquisition by the Company or any subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets attributable to such ownership interest or investment is equal or greater than 20% of the annual revenues, net income or assets of the Company (each of the foregoing, a "Third Party Acquisition").

   The Merger Agreement further provides that the Company and its subsidiaries will, and will direct and use their reasonable best efforts to cause their respective officers, directors, employees, representatives and agents to, refrain from, directly or indirectly, encouraging, soliciting, participating in or initiating discussions or negotiations with or providing any non-public information to anyone (other than Parent, Purchaser or any designees of either) concerning any Third Party Acquisition; provided, that if prior to the Tender Offer Purchase Time, the Company receives an unsolicited Superior Proposal or an unsolicited proposal, offer or indication that the Company in good faith believes may lead to a Superior Proposal, then, following written notice to Parent and Purchaser, the Company may, pursuant to the Company receives a non-disclosure agreement having terms regarding the protection of confidential information that are at least as restrictive as the confidentiality provisions of the Mutual Confidentiality Agreement between Parent and the Company dated as of January 31, 2000 then the Company may, pursuant to a similar non-disclosure agreement. A "Superior Proposal" is defined in the Merger Agreement to mean any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities all of the Shares then issued and outstanding or all or substantially all the assets of the Company and otherwise on terms which the Prism Board by a majority vote determines in its good faith judgment (consistent with the advice of a financial adviser of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger and the Offer.

   The Merger Agreement also requires the Company to notify Parent promptly, and in any event before furnishing non-public information, in the event the Company receives any proposal or inquiry concerning a Third Party Acquisition, including the material terms and conditions thereof and the identity of the party submitting such proposal.

   The Prism Board may not withdraw its recommendation of the transactions contemplated by the Merger Agreement, or approve or recommend, or cause the Company to enter into, any agreement with respect to any Third Party Acquisition, unless, prior to the Tender Offer Purchase Time, the Prism Board by a majority vote determines in its good faith judgment, after consultation with its legal counsel, that failure to do so would be inconsistent with their fiduciary duties under applicable law. The Company may not enter into any agreement with respect to a Superior Proposal unless and until the Merger Agreement is terminated by its terms. At and after the Tender Offer Purchase Time, the Prism Board may not under any circumstances withdraw its recommendation of the transactions contemplated by the Merger Agreement or approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition.

   Further Actions. Pursuant to the Merger Agreement, each of Parent, Purchaser and the Company has agreed to use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable under applicable laws and regulations, and to consult and fully cooperate with and provide reasonable assistance to each other in order to consummate and make effective the transactions contemplated by the Merger Agreement, including (i) using commercially reasonable efforts to make all filings, applications, notifications, reports, submissions and registrations, and to obtain all consents, approvals, authorizations or permits necessary for the consummation of the Merger and the other transactions contemplated thereby, and (ii) taking those actions that any other party to the Merger Agreement may reasonably request in order to cause any of the conditions to such party's obligation to consummate the Merger to be fully satisfied.

   Subject to the terms and conditions of the Merger Agreement, each of Parent and the Company has also agreed to cooperate and use reasonable efforts to vigorously contest and resist any action, suit, proceeding or claim, and to have vacated, lifted, reversed or overturned any injunction, order, judgment or decree (whether temporary, preliminary or permanent), that delays, prevents or otherwise restricts the consummation of the Merger or any other transaction contemplated by the Merger Agreement, and to take any and all actions (but not including the disposition of material assets, divestiture of businesses, or the withdrawal from doing business in particular jurisdictions, if material) as may be required as a condition to the granting of any approvals or as may be required to avoid, vacate, lift, reverse or overturn any injunction, order, judgment, decree or regulatory action.

   The Merger Agreement further provides that the Company will take all necessary action (i) prior to the Effective Time, to cause the dilution provisions of the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, without any payment to holders of Rights; and (ii) promptly after the date of the Merger Agreement, to cause the Company's Employee Stock Purchase Plan to be amended so that no action thereunder can be taken by the President or any other officer of the Company without the approval of the Prism Board.

   Employee Benefit Matters. With respect to employee benefit matters, the Merger Agreement provides that as of the Effective Time and for a period of one year thereafter, Parent will provide, or cause Purchaser and its subsidiaries and successors to provide, to those persons who were employees of the Company and its subsidiaries prior to the Effective Time and who continue as employees thereafter, with benefits and compensation no less favorable in the aggregate to the benefits and compensation provided to such employees as of the date of the Merger Agreement.

   The Merger Agreement also provides that, except with respect to accruals under any defined benefit pension plan, Parent will, or will cause Purchaser and its subsidiaries to, give such employees full credit for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained by Parent, Purchaser or any subsidiary of either for such employees' service with the Company or any subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time. Parent will, or will cause Purchaser and its subsidiaries to waive limitations as to preexisting conditions (except to the extent that such limitations were not waived under the Company's then-existing welfare plans), exclusions and waiting periods with respect to participation and coverage requirements applicable under any welfare plan that such employees may be eligible to participate in after the Effective Time, and provide credit for co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

   Guarantee of Performance. Parent has guaranteed the performance by Purchaser and, after the Effective Time, the Surviving Corporation of its obligations under the Merger Agreement.

   Indemnification; Directors' and Officers' Insurance. Section 5.13 of the Merger Agreement provides that the Surviving Corporation shall cause its certificate of incorporation and bylaws to contain the indemnification provisions set forth in Prism's certificate of incorporation and bylaws on the date of the Merger Agreement. The Merger Agreement provides that such indemnification provisions shall not be thereafter amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who at any time prior to the Effective Time were directors, officers or employees of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, the transactions contemplated by the Merger Agreement). Parent must also cause the Surviving Corporation to comply, and the Surviving Corporation shall comply, with the terms of and maintain in existence the indemnification agreements for members of Prism's Board in effect on the date of the Merger Agreement. In addition,
Section 5.13 of the Merger Agreement provides that for at least five years after the Effective Time, the Surviving Entity must maintain the current policies of directors' and officers' liability insurance and fiduciary liability insurance, or provide substantially the same coverage, with respect to matters occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement). In the event of a merger or sale of assets by the Surviving Entity, the successor or assignee of the Surviving Entity shall assume the obligations set forth in Section 5.13. Parent has guaranteed the Surviving Entities obligations under the Merger Agreement, including Section 5.13.

   Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Closing Time, whether before or after approval and adoption of the Merger Agreement by the Company's stockholders:

     (i) by mutual written consent of Parent, Purchaser and the Company;

     (ii) by Parent or the Company if (A) any governmental entity or court shall have enacted, issued, promulgated, enforced or entered, any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and makes payment of the Per Share Amount or the Cash Merger Consideration, illegal or otherwise prohibits the Offer or the Merger, or
  (B) Purchaser shall not have purchased Shares pursuant to the Offer or the Merger shall not have occurred on or prior to September 30, 2000, provided that the right to terminate the Merger Agreement pursuant to this clause
  (ii) will not be available to any party whose failure to fulfill its obligations under the Merger Agreement results in Purchaser's failure to purchase;

     (iii) by Parent and Purchaser before the Tender Offer Purchase Time if there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect or a Parent Material Adverse Effect, if the breach has not been cured prior to the earlier of ten days following notice of the breach or two business days prior to the date on which the Offer expires (as such date may be extended);

     (iv) by the Company prior to the Tender Offer Purchase Time if (x) the Company shall have received a Superior Proposal, and (A) the Company shall have furnished Parent a reasonable written notice of receipt of the Superior Proposal, specifying the material terms and conditions of the Superior Proposal and identifying the person making the proposal, and (B) Parent shall have, within three business days of Parent's receipt of the notice from Company, made an offer which the Prism Board, by a majority vote, determines in its good faith judgment (consistent with the advice of a financial advisor of nationally recognized reputation) to be as favorable to the Company's stockholders as the Superior Proposal, (i) provided that termination of the Merger Agreement under this clause (x) will not be effective until Company pays to Purchaser the Breakup Fee discussed below;
  (y) there shall have been a breach of any representation or warranty on the part of Parent or Purchaser that materially adversely affects (or materially delays) the consummation of the Offer or (z) there shall have been a material breach of any covenant or agreement on the part of Parent or Purchaser which materially adversely affects (or materially delays) the consummation of the Offer, if the breach as not been cured prior to the earlier of ten days following notice of the breach or two business days prior to the date on which the Offer expires.

   When used in the Merger Agreement, the term "Parent Material Adverse Effect" means any change or effect that would materially impair the ability of Parent and/or Purchaser to consummate the transactions contemplated by the Merger Agreement.

   If the Merger Agreement is terminated and (i) the Prism Board shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer, shall have recommended a Third Party Acquisition or shall have adopted any resolution to effect the foregoing, and (ii) within one year after such termination (A) the Company enters into an agreement involving the acquisition of 50% or more of the issued and outstanding Shares by another person or entity (other than a merger pursuant to which the stockholders of the Company will acquire more than 50% of the voting securities of such surviving corporation) or (B) another person or entity acquires more than 50% of the issued and outstanding Shares, the Company shall pay to Acquisition a fee of $3.5 million (the "Fee"). A Fee also shall be payable if the Company shall have terminated the Merger Agreement before the Tender Offer Purchase Time if the Company has received a Superior Proposal and Parent does not, in the good faith judgment of the Prism Board (consistent with the advice of a financial advisor of nationally recognized reputation), make an offer as favorable to the Company's stockholders as such Superior Proposal. Purchaser may, in its discretion, waive payment of the Fee in order to exercise the Option described below under the heading "Stockholders' Agreement." Other than the circumstances listed above in which the Fee is payable, the Merger Agreement makes no provision for payments in the event of termination.

   Expenses. Except as described in the following sentence, each party will bear its own expenses in connection with the Offer and the Merger. Upon termination of the Merger Agreement under certain circumstances, the Company has agreed to pay Purchaser the fee as described above under the heading "Termination."

   Amendment. The Merger Agreement may be amended by action taken by the Prism Board, subject to certain restrictions set forth therein, and by the parties to the Merger Agreement at any time before or after approval, if necessary, of the Merger by the stockholders of the Company but, after any such approval, no amendment that requires the approval of the stockholders under applicable law may be made without such approval.

   Extension; Waiver. At any time prior to the Closing Time, each party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of any other party, (ii) waive any inaccuracies in the representations and warranties of any other party contained therein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by any other party with any of the agreements or conditions contained therein.

Stockholders' Agreement

   As a condition and inducement to Parent and Purchaser entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Parent, Purchaser, Messrs. Filler and Markus and the estate of Bruce C. Abrams (each a "Stockholder" and collectively the "Stockholders") have entered into a stockholders' agreement (the "Stockholders' Agreement"). The following summary of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, copy of which is filed as Exhibit 2 to this
Schedule 14D-9 and is incorporated by reference herein. The Stockholders' Agreement should be read in its entirety for a more complete description of the matters summarized above.

   Tender of Shares. Pursuant to the Stockholders' Agreement, each Stockholder has agreed to tender the Shares owned by such Stockholder or cause such Shares to be tendered, into the Offer promptly after Parent causes Purchaser to commence the Offer, but in no event later than five business days after the date on which the Stockholder receives the Offer Documents for tendering such Shares. With respect to the Shares tendered by the Stockholders pursuant to the Stockholders' Agreement, the Stockholders will receive the same price per Share with respect to the Offer (but in any event no less than $7.50 per Share) received by the other stockholders of the Company pursuant to the Offer. Each Stockholder has further agreed not to withdraw any Shares so tendered unless and until after the Termination Date. The "Termination Date" is defined as is the first to occur of the date that Purchaser terminates the Offer, the Offer expires, or the Merger Agreement is terminated, in each case in accordance with the terms of the Merger Agreement and without such Shares being purchased by Purchaser pursuant to the Offer.

   Voting of Shares. Each Stockholder has further agreed that, during the period commencing on the date of the Stockholders' Agreement and continuing until the first to occur of the Effective Time or the Termination Date, the Stockholder will vote (or cause to be voted) its Shares (i) in favor of approval of the Merger Agreement, all transactions contemplated thereby, and any actions required in furtherance thereof; (ii) against any action or agreement that is intended to or could impede, interfere with, or prevent the Offer or the Merger or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or the Stockholders' Agreement; and (iii) except as specifically requested in writing in advance by Parent, against certain actions specified in the Stockholders' Agreement, including extraordinary corporate transactions, dispositions of assets outside the ordinary course of business, any reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or affiliates, and any amendment of the Company's Certificate of Incorporation or Bylaws.

   Irrevocable Proxy. In order to secure their respective obligations under the Stockholders' Agreement, each Stockholder has granted to each of James T. Rager and Robert K. Horton in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and any other designee of Parent, an irrevocable proxy to vote the Stockholder's Shares, or grant a consent or approval in respect of the Stockholder's Shares, with respect to the matters described above on which the Shares are entitled to vote from the date that all waiting periods under the HSR Act applicable to the acquisition of the Shares have been terminated or have expired and any and all applicable approvals and notices under the Bank Act and the Bank Holding Company Act and any other required approvals, notices, authorizations or consents have been filed or obtained, and until the Tender Offer Purchase Time.

   Grant of Options. Each Stockholder has also granted to Purchaser or its designee, effective on the date of the Stockholders' Agreement, an irrevocable option (each, an "Option") to purchase all Shares owned by the Stockholder at a purchase price per Share equal to the Per Share Amount. Purchaser may exercise the Options at any time and from time to time, following the occurrence of a Purchase Event (as defined below); provided that the Options will expire and be of no further force and effect upon the earliest to occur of (i) the Tender Offer Purchase Time or (ii) at the close of business on the third business day after the receipt by Parent of a Superior Proposal Notice or (iii) the 90th day after the exercise of the Options, if the purchase of the Shares pursuant to the Options has not occurred. In the event of termination of the Merger Agreement following a Purchase Event,

Purchaser, at its option, may elect either to exercise the Options or to accept payment of the Fee, but will not be entitled to exercise the Options and retain the Fee. A "Purchase Event" means the receipt by Parent of a Superior Proposal Notice. The purchase of Shares pursuant to the Options is subject to the satisfaction of the following conditions: (i) to the extent necessary, all waiting periods under the HSR Act applicable to the acquisition of the Shares shall have been terminated or have expired, and all applicable approvals and notices under the Bank Act and the Bank Holding Company Act and any other required approvals, notices, authorizaitons or consents have been filed or obtained and (ii) no preliminary or permanent injunction prohibiting the exercise of the Options or delivery of the Shares shall be in effect.

   Representations and Warranties. Each Stockholder has made in the Stockholders' Agreement certain customary representations and warranties, including, without limitation, representations and warranties as to ownership of Shares, power and authority and consents and approvals.

   Other Potential Acquirors. Each Stockholder is prohibited from encouraging, soliciting, participating in or initiating discussions or negotiations with or providing non-public information to any party concerning any Third Party Acquisition.

   Restriction on Transfer, Proxies and Non-Interference. Each Stockholder has agreed not to (i) tender its Shares in any tender offer or exchange offer for the Shares other than the Offer; (ii) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract for the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Shares; (iii) except as contemplated by the Stockholders' Agreement, grant any proxies or powers of attorney, deposit any of its Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iv) take any action that would make any representation or warranty of the Stockholder untrue or incorrect or have the effect of preventing or impairing such Stockholder from performing its obligations under the Stockholders' Agreement.

   Indemnification. Each Stockholder has agreed, subject to certain limitations, to indemnify Parent and its affiliates for all damages, losses, costs, expenses, liabilities, judgments, penalties, claims, charges and amounts paid in settlement as a result of (i) any inaccuracy or misrepresentation in, or breach of, any representation, warranty or covenant of such Stockholder in the Stockholders' Agreement; (ii) any inaccuracy or misrepresentation in, or breach of, any representation, warranty or covenant of the Company in the Merger Agreement; (iii) violations of law or regulation by the Company before the Effective Time; and (iv) certain additional scheduled matters. Any indemnification of Parent and its affiliates is to be effected solely by disbursement from the escrow account, described below. Additionally, neither Parent nor its affiliates generally shall be entitled to make any indemnification claim unless the aggregate amount of all damages incurred exceeds $500,000, and the Stockholders would be liable only for such damages that exceed $500,000. For purposes of identification under the Stockholders' Agreement, the Stockholders' and the Company's representations and warranties survive for one year after the Tender Offer Purchase Time.

   Escrow Account. At the Tender Offer Purchase Time, Purchaser will deposit, proportionately out of funds otherwise owing to each Stockholder in respect of the Per Share Amount, an aggregate amount of $7.5 million, to be held in escrow. With respect to damages incurred due to an inaccuracy or misrepresentation in, or breach of, a representation, warranty or covenant of any Stockholder, Parent will be entitled to make a claim only against the amount deposited in the escrow account (and earnings thereon) on behalf of the Stockholder responsible for the breach. With respect to damages incurred due to any other circumstance described above in the section entitled "Indemnification," Parent will be entitled to make a claim against all funds held in the escrow account, and the damages will be allocated amount the Stockholders based on an agreed upon formula.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Prism Board.

   At a meeting held on March 10, 2000, the Prism Board, (i) determined the Offer and the Merger were fair to, and in the best interests of, Prism's stockholders; (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and
(iii) recommended that Prism's stockholders accept the Offer and tender their Shares thereunder and approve and adopt the Merger Agreement and the Merger.

   A letter to the stockholders communicating the Prism Board's recommendation and press releases announcing the Merger Agreement are filed herewith as Exhibits 4 and 5, respectively, and are incorporated by reference herein.

    (b) Background; Reasons for the Recommendation of the Prism Board.

Background of the Transaction

   During the second half of 1999, increasing interest rates resulted in an industry wide reduction in origination volume, particularly refinancing volume. Reduced volume led to increased competition and accelerated consolidation in the industry. The Mortgage Bankers Association was predicting an additional 28% reduction in origination volume for 2000. Commencing in September 1999 and continuing through February 2000, management of the Company and the Prism Board conducted a thorough examination of the Company's operations and business plan in light of current and expected industry conditions. The examination indicated that while the Company was making significant progress in reducing its costs and increasing efficiency and capturing market share, the Company's long-term competitiveness was subject to uncertainty. As a result, the management of the Company and the Prism Board determined in October 1999 that Company management should begin to explore and analyze Prism's strategic and business alternatives in consultation with the Prism Board. Among other things, Prism's management explored and analyzed the following: (i) raising additional capital to finance and grow the Company's operations in a lower origination volume environment; (ii) spinning off or seeking equity investors for the Company's Internet business; (iii) operating in accordance with management's existing business plan or making modifications to account for expected industry conditions; (iv) finding a strategic investor for the Company; and (v) a possible sale of all or part of Prism.

   In connection with this review, the Company engaged Friedman, Billings, Ramsey & Co. Inc. ("FBR"), to assist management in exploring a possible sale of all or part of Prism. In November, the Company's management and FBR identified and reviewed a list of over 40 candidates that might be expected to have an interest in acquiring or making a strategic investment in the Company. Over the next three months, members of management and FBR had meetings or informal discussions with many of these parties regarding potential strategic transactions with the Company. Ultimately, 10 companies, including Royal Bank, signed confidentiality agreements and received information regarding the Company. Six companies met with management and conducted varying levels of due diligence.

   In October 1999, the Company engaged Keefe, Bruyette & Woods, Inc. ("KBW") and William Blair & Company, L.L.C. ("Blair") to assist the Company in finding sources of long-term capital. During November and December, KBW and Blair contacted approximately 20 potential investors.

   On February 2, 2000, Prism management met for the first time with representatives of Royal Bank to discuss the Company's business. Management and Royal Bank representatives conducted a follow-up telephone conference call on February 3 to continue the discussions of the previous day.

   On February 9, various members of Royal Bank met with the senior management of Prism at Prism's headquarters in Chicago to discuss their businesses and various strategic business arrangements that might benefit both Prism and Royal Bank.

   During the week of February 14, at the request of the Prism Board, representatives of FBR indicated to each party who continued to have an interest in a strategic transaction involving the Company that although no decision had been made to sell the Company interested parties should submit a proposal by February 18.

   On February 16 and 17, senior members of Royal Bank met with management of Prism at Prism's headquarters in Chicago to further discuss how the operations of their respective businesses could be combined through an acquisition of Prism by Royal Bank.

   On February 18, Royal Bank submitted a written proposal to acquire the Company for $100 million in cash, subject to satisfactory completion of their due diligence and a number of other conditions. At a meeting of the Prism Board on February 18, the Prism Board reviewed the Royal Bank proposal and the proposals received from two other interested parties ("Other Parties") with its financial and legal advisors. No decision was reached by the Prism Board at the meeting, but it was the consensus of the directors that the Company's management and legal and financial advisors should continue to negotiate with Royal Bank and the Other Parties to determine whether or not they would improve their proposals.

   From February 18 to February 25, FBR and Prism's management held numerous conversations with Royal Bank to review the terms of their February 18 proposal and worked with the other interested parties to increase their offers. Various members of RBC management and RBC's legal counsel and financial advisors conducted preliminary due diligence at Prism's headquarters in Chicago during this period. On February 25, Royal Bank submitted a revised proposal to acquire Prism for $115 million in cash, subject to completion of due diligence and a number of other conditions.

   On February 26, the Prism Board met to review the revised Royal Bank proposal and to receive an update from management and FBR on the progress being made with the Other Parties. FBR indicated that although neither of the Other Parties had raised their offers, both parties had expressed an interest in exploring ways to increase their valuation of Prism to justify a higher offer price. At the meeting, FBR made a detailed presentation to the Prism Board regarding its preliminary views as to the value of the Company and the offers presented. Following the meeting, the Prism Board instructed management and FBR to continue negotiating with Royal Bank and to work with the Other Parties to see if their offers could be increased.

   Beginning the week of February 28 and continuing through March 9, members of Royal Bank, their legal counsel and financial advisors, met at Prism's headquarters to conduct a full due diligence review of Prism's operations. During this time, FBR and Prism's legal counsel continued to negotiate the terms of Royal Bank's proposal with the senior management of Royal Bank and its legal counsel. Additionally, FBR continued its discussions with Other Parties.

   On Tuesday, February 29, Messrs. Filler and Fisher and other members of senior management met with senior management of Royal Bank at their offices in Toronto, Canada. During the meeting, the Prism and Royal Bank representatives discussed the Company's product offerings, distribution network, warehouse credit lines, technology and potential cross-selling opportunities.

   On or about March 1, Prism received a draft of a definitive merger agreement and stockholders' agreement from Royal Bank. Prism's legal counsel and FBR discussed the terms of the agreement and submitted comments to Royal Bank and its legal counsel on March 4. From March 5 to March 9, senior management of Prism, Prism's legal counsel and FBR continued to negotiate the terms of the definitive merger agreement and the stockholders' agreement with Royal Bank and its legal counsel.

   At a March 5 meeting, the Company's legal advisors provided the Prism Board with a detailed summary of the proposed terms of the merger agreement, stockholders' agreement and related agreements and reviewed with the Prism Board the Company's proposed negotiating position. At the meeting, FBR also reviewed the status of the discussions with the Other Parties.

   On March 9, 2000, a meeting of the Prism Board was held at Prism's headquarters. The proposed transactions and the Merger Agreement and Stockholders' Agreement and the related agreements, including the issues remaining in dispute, were presented to and reviewed by the Prism Board. At the meeting, FBR indicated that despite their efforts and the efforts of management, the Other Parties indicated that they were not prepared to increase their offers to a level comparable to that of Royal Bank's offer. At the meeting, FBR also made a presentation to the Prism Board and delivered its opinion as to the fairness of the $7.50 per Share cash consideration to be received in the Offer and the Merger by the holders of the outstanding Shares. The Board analyzed and discussed the Offer, the Merger and the related Merger Agreement and Stockholders' Agreement and reviewed proposed resolutions in connection therewith.

After discussion and analysis, the Prism Board authorized Company's management and legal advisors to complete negotiations with Royal Bank and report back to the Board at a meeting of the Prism Board to be held the next morning.

   Early March 10, the Prism Board met and was presented with the proposed resolution of the remaining disputed items. Following further discussion, the Prism Board unanimously recommended that the holders of Shares accept the offer and tender their Shares pursuant to the offer. With respect to the Merger, the Prism Board unanimously recommended that if a stockholder vote is required by applicable law, the stockholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger.

Reasons for the Transaction; Factors Considered by the Prism Board

   In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of shares accept the Offer and tender their Shares pursuant to the Offer, the Prism Board considered a number of factors including:

      (i) the presentations and views expressed by management of the Company regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including if the Company were to remain independent; (b) the fact that the ability of the Company to raise the long-term capital needed to grow the Company's business on terms attractive to the Company was uncertain; (c) the fact that other available capital raising alternatives were likely to be dilutive to stockholders; (d) the conditions in the mortgage industry and risks and opportunities of operating as an independent company; (e) the fact that the structure of the transaction proposed by Royal Bank should result in a rapid consummation of the transaction; (f) the fact that no other party had submitted to the Company a proposal as attractive as the transaction proposed by Royal Bank, either as to price or as to other terms and conditions; (g) the competition to attract and retain loan officers; and (h) the recommendation of the Offer and the Merger by the management of the Company;

     (ii) the fact that in view of the discussions held with various parties and the number and identity of parties contacted, management of the Company and FBR believed it was unlikely that in the near term any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger;

        (iii) the presentation of FBR at the meeting of the Prism Board held on March 9, 2000, and the opinion of FBR, dated March 10, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion dated March 10, 2000 of FBR, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is included as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The opinion of FBR is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to whether to vote to adopt the Merger Agreement. Holders of Shares are urged to read such opinion carefully in its entirety;

       (iv) the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including that the Offer Price represents a premium of approximately 63% over the average closing price of the Shares on the NASDAQ over the 90 days preceding the public announcement of the execution of the Merger Agreement;

      (v) valuations based on premiums paid in comparable acquisition transactions and discounted cash flow analysis of Prism's businesses;

     (vi) the extensive arms-length negotiations between the Company and FBR on behalf of the Company and Parent leading to the belief of the Prism Board that $7.50 per Share represented the highest price per Share that could be negotiated with Royal Bank;

     (vii) the history and progress of the Company's and FBR's discussions with other parties regarding a transaction for some or all of the stock or assets of the Company and the fact that none of such parties made an offer to the Company or FBR as attractive as the transaction proposed by Royal Bank, either as to price or as to other terms and conditions;

     (viii) a review of the strategic alternatives available to the Company, none of which the Prism Board or management of the Company believed to be as favorable to Company stockholders as the Offer and the Merger;

     (ix) the Prism Board's recognition that certain members of the Prism Board and Management have interests in the Offer and the Merger that are in addition to, and not necessarily aligned with, the interests of other holders of Shares;

     (x) that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

     (xi) the fact that Royal Bank's and Purchaser's obligations under the Offer are not subject to any financing condition, and the representation of Royal Bank and Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger;

     (xii) that pursuant to the Merger Agreement, between the execution of the Merger Agreement and the closing of the Offer, the Company is required to obtain Royal Bank's consent before it can take certain actions;

     (xiii) the limited ability of Royal Bank and Purchaser to terminate the Offer or the Merger Agreement;

     (xiv) the fact that, pursuant to the Merger Agreement, the Company and its representatives have a limited ability to (a) furnish to a third party who has submitted an unsolicited acquisition proposal information concerning the Company's business properties or assets, and (b) participate in discussions or negotiations with such a third party concerning an unsolicited acquisition proposal;

     (xv) the fact that, pursuant to the Merger Agreement, the Prism Board has the right to terminate the Merger Agreement if, prior to the purchase of Shares by Royal Bank, the Company has received a Superior Proposal and the Prism Board has determined, in its good faith judgment, after consultation with and based upon the advice of legal counsel, to approve or recommend such Superior Proposal in order to comply with its fiduciary duties under applicable law;

     (xvi) the circumstances upon which the $3.5 million termination fee becomes payable by the Company to Royal Bank;

     (xvii) the regulatory approvals required to consummate the Merger;

     (xviii) the vesting and payment on the outstanding Company options under the 1999 Stock Plan and the 2000 Stock Plan in connection with the Transactions;

     (xix) the conditions to the Offer;

     (xx) the other provisions of the Offer and the Merger Agreement;

     (xxi) the terms and conditions of the Stockholders' Agreement, including the option to acquire the Option Shares granted by the parties to Royal Bank;

     (xxii) the consents and approvals required to consummate the Merger and the favorable prospects for receiving all such consents and approvals; and

     (xxiii) that, while the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the Offer and the Merger, the consummation of the Offer and the Merger would eliminate the opportunity for stockholders to participate in any future growth and profits of the Company.

   The foregoing discussion of information and factors considered and given weight by the Prism Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Prism Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Prism Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Prism's Board may have given different weights to different factors.

   (c) Intent to Tender.

   To Prism's knowledge after reasonable inquiry, all of Prism's executive officers, directors and affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Messrs. Filler and Markus and the estate of Bruce C. Abrams, which together own approximately 61% of the outstanding Shares, have entered into a Stockholders' Agreement with Parent pursuant to which they have agreed to tender their Shares, grant to Parent a proxy to vote their Shares and grant to Parent an option to purchase their shares upon the terms and subject to the conditions contained therein. See "Stockholders' Agreement" under Item 3 of this Schedule 14D-9.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Pursuant to an agreement dated as of January 7, 2000 (the "FBR Agreement"), Prism has agreed to pay FBR the following compensation:

     (a) $50,000, which amount will be credited against any fee described in clauses (b) and (c) below;

     (b) in the event a Transaction (as defined in the FBR Agreement) is agreed to and subsequently consummated by Prism, a fee ("Success Fee") equal to 0.85% of the consideration received by Prism stockholders (which is expected to be approximately $977,500); and

     (c) in the event a Transaction is agreed to and subsequently consummated by Prism with certain potential acquirers identified by Prism at the time of the engagement or any entity not previously approached by FBR and disclosed to the Prism Board, a Success Fee equal to 0.85% of the value of the consideration received by Prism stockholders, less 33% of such amount.

   Under the FBR Agreement, Prism also agreed to reimburse FBR for its reasonable out-of-pocket expenses, including the fees and reasonable out-of-pocket expenses of FRB's outside counsel, if any, subject to a maximum amount of $25,000, and to indemnify FBR and certain related parties against certain liabilities.

Item 6. Interest in Securities of the Subject Company.

   On March 10, 2000, Mark A. Filler individually and as sole general partner of a family limited partnership, granted to Purchaser an option to purchase 1,866,671 Shares at an exercise price of $7.50 pursuant to the terms of the Stockholders' Agreement.

   On March 10, 2000, Terry A. Markus individually and as sole general partner of a family limited partnership, granted to Purchaser an option to purchase 1,673,150 Shares at an exercise price of $7.50 pursuant to the terms of the Stockholders' Agreement.

   On March 10, 2000, the estate of Bruce C. Abrams, an affiliate of Prism, granted to Purchaser an option to purchase 5,503,745 Shares at an exercise price of $7.50 pursuant to the terms of the Stockholders' Agreement.

   Effective March 3, 2000, Mr. Filler gifted 23,334 Shares to his spouse and contributed 443,335 Shares to a family limited partnership of which he is the sole general partner.

   Effective February 17, 2000, Mr. Markus gifted 41,828 Shares to his spouse and contributed 794,747 Shares to a family limited partnership of which he is the sole general partner.

   On January 31, 2000, David A. Fisher acquired 1,480 Shares at a price of $3.656 per Share under Prism's Employee Stock Purchase Plan.

   Other than as set forth above, no transactions in Shares have been effected during the past 60 days by Prism or, to the best of Prism's knowledge, by any executive officer, director or affiliate of Prism.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (1)(i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Prism in response to the Offer which relate to a tender offer or other acquisition of Prism's securities by Prism, any subsidiary of Prism or any other person.

   (ii) Except as indicated below or in Items 3 and 4 above, no negotiations are being undertaken or are underway by Prism in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Prism or any subsidiary of Prism, (2) any purchase, sale or transfer of a material amount of assets by Prism or any subsidiary of Prism, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Prism.

   (2) Except as indicated in Items 3 and 4 above, there are no transactions, Prism Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

DGCL 203

   Section 203 of the DGCL purports to regulate certain business combinations involving a corporation organized under Delaware law, such as Prism, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination with any Interested Stockholder for a period of three years following the date such stockholder became an Interested Stockholder unless
(i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Prism Board approved the Merger Agreement and the Offer and the Merger prior to Parent becoming an Interested Stockholder. Therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

DGCL 253

   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Prism's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by Prism's stockholders will be required under the DGCL in order to affect the merger.

Section 14(f) Information Statement

   The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Prism Board other than at a meeting of Prism's stockholders.

Regulatory Approvals

 Antitrust

   Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Parent pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on or about March 27, 2000. The waiting period applicable to the purchase of the Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information and documentary material relevant to the Merger. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although Prism is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Prism's failure to make such filings nor a request to Prism from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with the Merger, Parent and Prism may engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the Merger while such negotiations continue.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the Merger, seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or Prism or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While Prism does not believe that the acquisition of Shares by Parent will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

 National Banking Authorities

   In connection with the Offer and the Merger, Royal Bank is required to obtain the prior approval of the Canadian Minister of Finance under the Bank Act (Canada). In addition, after consummation of the transaction, Royal Bank will be required to file a post-commencement notice with the Federal Reserve Bank of New York under the United States Bank Holding Company Act of 1956.

 Approvals and Notices Relating to Prism Mortgage Company

   As a result of the Merger, there will be an indirect change of control in Prism Mortgage Company, an Illinois corporation, the subsidiary through which Prism conducts its mortgage banking and brokerage business and operates certain subsidiaries. Several of the states that license Prism Mortgage Company and its affiliates in connection with their residential mortgage lending activities require notifications and/or approvals, including in certain instances prior notifications and/or approvals, in connection with such an indirect change of control. Similar notifications and/or approvals are required by other entities that have previously approved Prism Mortgage Company and its affiliates, including the Federal Housing Administration, the United States Department of Veterans Affairs, Fannie Mae and Freddie Mac. Notifications and requests for approvals may require the submission of detailed information about the indirect change of control and the nature, identity, qualifications and background of persons and entities involved therewith. The parties intend to provide such notifications and seek such approvals promptly.

Appraisal Rights

   No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations in addition to the applicable offer price and the market value of Shares, including asset values and the investment value of Shares. The value so determined could be more or less than the Offer Price.

   If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivering to Parent a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

   Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Stockholder Rights Plan

   On January 27, 2000 (the "Rights Dividend Declaration Date"), the Prism Board declared a dividend of one Right for each outstanding share of Prism common stock. The dividend was payable on February 7, 2000 (the "Record Date") to stockholders of record at the close of business on the Record Date. The Prism Board also authorized the issuance of one Right for each share of Prism common stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at a purchase price of $17.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a rights agreement, dated as of January 27, 2000 between the Company and LaSalle Bank National Association, as Rights Agent.

   The Rights will separate from the Prism common stock and a Distribution Date will occur upon the earliest of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Prism common stock (other then as a result of repurchases of stock by the Company or certain inadvertent actions by institutions or certain other stockholders) or the date a person enters into an agreement with the Company or any subsidiary of the Company providing for an acquisition transaction (the "Stock Acquisition Date"); (ii) the close of business on the tenth business day (or such later date as the Prism Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding Prism common stock; or (iii) the date on which the Prism Board determines that a person or group who has acquired at least 10% of the outstanding Prism common stock intends to cause the Company to repurchase such stock or cause the Company to take action to provide such person short-term financial gain when not in the best interests of the Company or such ownership is causing or is reasonably likely to cause a material adverse impact on the Company, its employees, customers, suppliers or the community in which the Company operates (an "Adverse Person").

   Until the Distribution Date, (i) the Rights will be evidenced by the Prism common stock certificates and will be transferred with and only with such certificates; (ii) Prism common stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for shares of Prism common stock outstanding will also constitute the transfer of the Rights associated with the Prism common stock represented by such certificates.

   The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 27, 2010, unless earlier redeemed by the Company as described below.

   As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of Prism common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

   In the event that a Person at any time after the Rights Dividend Declaration Date becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders (after receiving advice from one or more investment banking firms) or the Prism Board declares a Person an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Prism common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Adverse Person or Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

   For example, at an exercise price of $17.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person, as the case may be (or by certain of their related parties), following an event set forth in the preceding paragraph would entitle its holder to purchase $34.00 worth of Prism common stock (or other consideration, as noted above) for $17.00. Assuming that the Prism common stock had a per share value of $2.00 at such time, the holder of each valid Right would be entitled to purchase 17 shares of Common Stock for $17.00.

   In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer approved by the independent directors in the manner described in the second preceding paragraph); (ii) the Company engages in a merger or business combination transaction in which the Company shall be the surviving entity and in connection with the merger all or a part of Prism's common stock shall be changed into or exchanged for other securities, cash or other property; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

   The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in certain circumstances.

   The Company will generally be entitled to redeem the Rights for $0.001 per Right at any time prior to 10 business days (subject to extension) following the Stock Acquisition Date. The Company will not be entitled, however, to redeem the Rights following a determination by the Prism Board that any person or group is an Adverse Person.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

   At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders (other than an Acquiring Person or Adverse Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (i) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable; or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or Adverse Person).

   The Prism Board approved and adopted the Rights Agreement to assure that all of Prism's stockholders receive fair and equal treatment in the event of any proposed takeover of Prism and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of Prism without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 50% or more of shares of Prism Common Stock on terms not approved by the Prism Board. The Rights should not interfere with any merger or other business combination approved by the Prism Board at any time prior to the first date that a person or group has become an Acquiring Person.

   On March 10, 2000, in connection with the execution and delivery of the Merger Agreement and the Stockholders' Agreement, the Prism Board approved an amendment to the Rights Agreement in order to, among other things, (i) prevent Parent or Purchaser from becoming or being deemed an Acquiring Person and (ii) prevent a Stock Acquisition Date or a Distribution Date from occurring, in each case, as a result of (a) the execution of the Merger Agreement, including any amendments thereto) by and among the Company, Parent and Purchaser, or (b) the execution of the Stockholders' Agreement, including any amendments thereto, or (c) the consummation of any of the transactions contemplated by either the Merger Agreement or the Stockholders' Agreement, including, without limitation, the public or other announcement of the Offer, the consummation of the Offer, the public or other announcement of the Merger, the consummation of the Merger, the public or other announcement of the acquisition by Parent, Purchaser or any of their affiliates of beneficial ownership of any securities of the Company pursuant to the Stockholders' Agreement, and the acquisition by Parent, Purchaser or any of their affiliates of beneficial ownership of any securities of the Company pursuant to the Offer, the Merger Agreement or the Stockholders' Agreement.

   The Rights Agreement, specifying the terms of the Rights, and the amendment to the Rights Agreement are filed as Exhibits 19 and 20, respectively, to this
Schedule 14D-9 and are incorporated by reference herein. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 9. Exhibits.

     Exhibit No.                        Description
     -----------                        -----------
     1           Merger Agreement, dated March 10, 2000 by and among
                 Prism Financial Corporation, Royal Bank of Canada and
                 Rainbow Acquisition Subsidiary, Inc.

     2 Stockholders' Agreement, dated as of March 10, 2000, by and among Royal Bank of Canada, Rainbow Acquisition
                 Subsidiary, Inc. and the stockholders of Prism Financial
                 Corporation listed on Schedule I thereto

     3 Confidentiality Agreement, dated as of January 31, 1999, between Prism Financial Corporation and Royal Bank of
                 Canada

     4           Letter to Stockholders from Richard L. Wellek, dated
                 March 22, 2000

     5           Joint Press Releases issued by Prism Financial
                 Corporation and Royal Bank of Canada on March 14 and
                 March 10, 2000

     6           Opinion of Friedman, Billings, Ramsey & Co., Inc. dated
                 March 10, 2000

     7           Article Sixth of the Amended and Restated Certificate of
                 Incorporation of Prism Financial Corporation

     8 Article Seventh of the Amended and Restated Certificate of Incorporation of Prism Financial Corporation

     9 Article VIII of the Second Amended and Restated Bylaws of Prism Financial Corporation

     10          Employment Agreement of Mark A. Filler

     11          Employment Agreement of David A. Fisher

     12          Employment Agreement of Eric A. Gurry

     13          Stock Option Agreement of Mark A. Filler

     14          Stock Option Agreement of Richard L. Wellek

     15          Restricted Stock Agreement of Richard L Wellek

     16          1999 Omnibus Stock Incentive Plan

     17          2000 Stock Option Plan

     18          Registration Rights Agreement

     19          Rights Agreement, dated as of January 27, 2000, between
                 Prism Financial Corporation and LaSalle Bank National
                 Association, as Rights Agent

     20          First Amendment to Rights Agreement, dated as of March
                 10, 2000, between Prism Financial Corporation and
                 LaSalle Bank National Association, as Rights Agent

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          -------------------------------------
                                          Name: Mark A. Filler
                                          Title: President and Chief Executive
                                           Officer

Date: March 22, 2000

[FBR LOGO]
                                                                         ANNEX A
                                                                  March 10, 2000

Board of Directors
Prism Financial Corporation
Prism Center
440 North Orleans
Chicago, IL 60610

Board of Directors:

   You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock ("Stockholders") of Prism Financial Corporation ("Prism" or the "Company") of the Consideration (as hereinafter defined) to be received by them pursuant to the Agreement and Plan of Merger by and between Prism and Royal Bank of Canada ("Royal Bank"), dated March 10, 2000 (the "Merger Agreement"), pursuant to which a newly-formed acquisition subsidiary of Royal Bank will be merged with and into Prism (the "Merger"), following Royal Bank's tender for all of the outstanding common stock of Prism. The Merger Agreement provides, among other things, that Stockholders of Prism will receive cash consideration equal to a fixed price of $7.50 per Prism share (the "Consideration"). As a condition of and inducement to Royal Bank to enter into the Merger Agreement, certain Stockholders of Prism are entering into a Stockholder's Agreement, dated March 10, 2000 (the "Stockholder's Agreement"), pursuant to which such Stockholders have agreed to tender approximately 62% of the outstanding common stock of Prism to Royal Bank for the Consideration. Additionally, all outstanding options of Prism common stock scheduled to vest prior to the close of the Merger or upon a change of control of the Company will become fully vested and such option holders will receive cash consideration equal to the amount of the difference between the strike price of such options and the Consideration (the "Premium"), if any, at the closing of the Merger. The holders of options that do not become vested prior to the close of the Merger or a change of control scenario will receive cash consideration equal to the amount of the Premium, if applicable, in accordance with the previously established vesting schedule for such options. The Merger Agreement will be considered at a meeting of the Stockholders of Prism, if required. The terms of the Merger are more fully set forth in the Merger Agreement.

   In delivering this opinion, FBR has completed the following tasks:

     1. reviewed the Royal Bank Annual Report to Stockholders for the fiscal years ended December 31, 1998 and 1999 and the Royal Bank Report to Stockholders for the fiscal quarters ended July 31, 1999, April 30, 1999 and January 31, 1999.

     2. reviewed the Prism Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on March 23, 1999 and its related amendments; reviewed the Prism Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended June 30, 1999 and September 30, 1999;

     3. reviewed and discussed the unaudited financial statements of Prism for the year ended December 31, 1999 with the management of Prism;

     4. discussed the financial condition, results of operations, earnings projections, business and prospects of Prism with the management of Prism;

                                     ANXA-1

Board of Directors
Prism Financial Corporation
March 10, 2000
Page 2


     5. compared the results of operations and financial condition of Prism with those of certain publicly-traded financial services organizations (or their holding companies) that FBR deemed to be reasonably comparable to Prism, as the case may be;

     6. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Merger;

     7. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions entered into by Royal Bank;

     8. reviewed a copy of the Merger Agreement and Stockholders Agreement;
  and

     9. performed such other financial analyses and reviewed and analyzed such other information as FBR deemed appropriate, including an assessment of general economic, market and monetary conditions.

   In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Prism or Royal Bank furnished to it by Prism or Royal Bank, or the publicly available financial and other information regarding Prism, Royal Bank and other financial services organizations (or their holding companies) included in our analysis. FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has further relied on the assurances of management of Prism and Royal Bank that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for Prism provided to FBR by its management, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of such management at the time of preparation as to the future financial performance of Prism. FBR has assumed that there has been no undisclosed material change in Prism's assets, financial condition, result of operations, business or prospects since December 31, 1999. FBR did not undertake an independent appraisal of the assets or liabilities of Prism nor was FBR furnished with any such appraisals. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of Prism. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger.

   FBR, as part of its institutional brokerage, research and investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of specialty finance companies, commercial banks, savings institutions and financial services holding companies, initial and secondary offerings and mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial services organizations and real estate related companies. FBR has experience in, and knowledge of, the valuation of specialty finance companies in Illinois and the rest of the United States.

   FBR has acted as a financial advisor to Prism in connection with the Merger and will receive a fee for services rendered which is contingent upon the consummation of the Merger. In the ordinary course of FBR's business, it may effect transactions in the securities of Prism or Royal Bank for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in such securities.

   Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to the Stockholders of Prism.

                                    ANXA-2

Board of Directors
Prism Financial Corporation
March 10, 2000
Page 3


   This letter is solely for the information of the Board of Directors and Stockholders of Prism and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials or a Solicitation/Recommendation Statement sent to the Stockholders in connection with Royal Bank's tender for Prism common stock or the solicitation of approval for the Merger.

                                          Very truly yours,
                                          Friedman, Billings, Ramsey & Co.,
                                           Inc.

                                    ANXA-3

                                                                     SCHEDULE I

                          PRISM FINANCIAL CORPORATION
                               440 NORTH ORLEANS
                            CHICAGO, ILLINOIS 60610

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

   This information statement (the "Information Statement") is being mailed on or about March 22, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Shares"), of Prism Financial Corporation ("Prism"). You are receiving this Information Statement in connection with the possible election of persons designated by Prism Acquisition Subsidiary, Inc. (formerly known as Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation ("Purchaser") and wholly owned indirect subsidiary of Royal Bank of Canada, a Canadian commercial bank ("Parent"), to a majority of the seats on the Board of Directors of Prism (the "Prism Board") other than at a meeting of the stockholders of Prism. Such election would occur pursuant to the Merger Agreement (the "Merger Agreement"), dated as of March 10, 2000, by and among Prism, Parent and Purchaser. The Merger Agreement is more fully described under Item 3 of the
Schedule 14D-9, of which this Schedule I is a part. Capitalized terms used and not defined in this Schedule I have the meanings assigned to them in the
Schedule 14D-9.

   Pursuant to the Merger Agreement, (i) Purchaser will commence a cash tender offer (the "Offer") for all Shares, including the associated preferred share purchase rights (the "Rights"), of Prism at a price of $7.50 per Share, net to the seller in cash, without interest, and (ii) Purchaser will be merged with and into Prism (the "Merger"). As a result of the Offer and the Merger, Prism will become a wholly owned indirect subsidiary of Parent. Hereinafter, references to Shares shall include the associated Rights.

   The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors to the Prism Board (the "Purchaser Designees") as will constitute a majority of the Prism Board. The Merger Agreement requires Prism to take such action as Purchaser may request to cause the Purchaser Designees to be elected to the Prism Board under the circumstances described therein.

   If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Prism Board.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

   The information contained in this Information Statement concerning Parent and Purchaser has been furnished to Prism by Parent. Prism assumes no responsibility for the accuracy or completeness of such information.

The Purchaser Designees

   The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares, and from time to time thereafter, Purchaser shall be entitled to designate that number (but no more than that number) of directors to the Prism Board constituting a majority of the Prism Board, and Prism shall use its best efforts to, upon request by Purchaser, promptly, at Prism's election, either increase the size of the Prism Board or secure the resignation of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Prism Board and to constitute a majority thereof at all times after the Tender Offer Purchase Time. At such time, Prism will also use its best efforts to cause individual directors designated by Purchaser to constitute the number of members on (i) each committee of the Prism Board other than any committee established to take action under the Merger Agreement and (ii) each board of directors of each subsidiary of Prism, and each committee thereof, that represents the same percentage as such individuals represent on the Prism Board. Notwithstanding the foregoing, until the time the Merger becomes effective (the "Effective Time"), the Prism Board must have at least three directors who are directors on the date of the Merger Agreement and who are not officers of Prism (the "Continuing Directors").

   Prism's obligations to appoint Purchaser's designees to the Prism Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Prism has agreed to promptly take all such actions, as
Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement to cause the Purchaser Designees to be elected to the Prism Board.

   Following the election or appointment of the Purchaser Designees and until the Effective Time, the approval of a majority of the Continuing Directors is required to authorize any termination of the Merger Agreement by Prism, any amendment of the Merger Agreement, any amendment of the certificate of incorporation or bylaws of Prism, any extension of time for performance of any obligation of Parent or Purchaser under the Merger Agreement, any waiver of any condition or any of Prism's rights under the Merger Agreement and any other action by Prism in connection with Prism's rights under the Merger Agreement.

   Purchaser has informed Prism that it will choose the Purchaser Designees from the directors and executive officers of Parent and Purchaser listed in
Schedule I to the Offer to Purchase, a copy of which is being mailed to Prism stockholders together with this Schedule 14D-9. Purchaser has informed Prism that each of the individuals listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such
Schedule I is incorporated herein by reference. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. It is expected that the Purchaser Designees will assume office promptly upon the purchase by Purchaser, pursuant to the Offer, of the number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), and that they will thereafter constitute at least a majority of the Prism Board.

   Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, Prism, (ii) has a familial relationship with any directors or executive officers of Prism, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of Prism. Prism has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with Prism or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

                     CERTAIN INFORMATION CONCERNING PRISM

   The Shares constitute the only class of voting securities of Prism. The holders of common stock are entitled to one vote per Share. As of March 15, 2000, there were 14,780,250 Shares (including restricted stock) issued and outstanding and approximately 2,014,000 Shares subject to outstanding options and purchase rights. Currently, the Prism Board consists of five members. The Prism Board is divided into three classes and each director serves a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

   Prism was formed in February 1999 to serve as a holding company for Prism Mortgage Company ("Prism Mortgage") and its subsidiaries. References herein to "Prism" or the "Company" include Prism Mortgage and its subsidiaries.

Information About the Prism Board

   The names of the current members of the Prism Board, their ages and certain biographical information about each of them are set forth below.

                                                                         Term
Name                                               Age Director Since Expiration
----                                               --- -------------- ----------
Richard L. Wellek.................................  61      1999         2001
Mark A. Filler....................................  39      1999         2002
Terry A. Markus...................................  38      1999         2002
Andrew S. Hochberg................................  37      1999         2001
Michael P. Krasny.................................  46      1999         2000

   Richard L. Wellek. Mr. Wellek was elected as a director in May 1999 and was elected to the position of Chairman of the Board in December 1999. Mr. Wellek was Chairman of Varlen Corporation, a leading manufacturer of precision-engineered transportation products and petroleum analyzers, from May 1997 until August 1999 when Varlen was acquired by Amsted Industries. He served as Chief Executive Officer of Varlen Corporation from December 1983 through January 1999 and as President from December 1983 to May 1997. Mr. Wellek holds a B.S. in industrial management from the University of Illinois.

   Mark A. Filler. Mr. Filler has served as Chief Executive Officer since December 1999, as President since January 1999 and as a director since February 1999, when the Company was formed. From June 1994 to January 1999, he was an Executive Vice President of Prism Mortgage. From mid-1992 to May 1994, Mr. Filler served as Chief Operating Officer of Uresil Corp., a medical device business. Prior to 1992, he was employed by The Equity Group, a company engaged primarily in mergers and acquisitions and associated with Mr. Sam Zell. Prior to 1990, Mr. Filler was an attorney at the Chicago law firm Kirkland & Ellis. Mr. Filler holds a B.A. in political science from the University of Michigan and a J.D. from Harvard University.

   Terry A. Markus. Mr. Markus is a co-founder of the Company and has served as a director since February 1999, when the Company was formed. He has been President of Prism Illinois, an operating division of Prism Mortgage, since January 1999. Previously, Mr. Markus served as an Executive Vice President of Prism Mortgage from April 1994 to January 1999. Mr. Markus holds a B.S. in accountancy from the University of Illinois and a J.D. from Northwestern University. Prior to co-founding the Company, Mr. Markus was an attorney at the Chicago law firm Bell, Boyd & Lloyd.

   Andrew S. Hochberg. Mr. Hochberg has been a Principal of Next Realty, LLC, a commercial real estate development company, since February 1998. He has been a director of Gart Sports Company ("Gart Sports"), a leading full-line sporting goods retailer, since April 1998, and served as a director for Strouds, Inc., a bed and bath retailer, from 1996 to 1997. Prior to establishing Next Realty, LLC, Mr. Hochberg served in various capacities at Sportmart, Inc. from 1987 to 1998, including Chief Executive Officer from 1996 through January 1998, when Sportmart, Inc. became a subsidiary of Gart Sports. Mr. Hochberg holds a B.S. in economics from the University of Pennsylvania and a J.D. from Northwestern University.

   Michael P. Krasny. Michael Krasny is the founder of CDW Computer Centers, Inc., one of the nation's leading direct marketers of microcomputer products. He currently serves as CDW Computer Centers, Inc.'s

Chairman of the Board and Chief Executive Officer. Michael Krasny holds a B.S. in finance from the University of Illinois.

Prism Board Meetings and Committees

   During the fiscal year ended December 31, 1999 ("fiscal year 1999"), the Prism Board held eight meetings, two of which were held by telephone conference call, the Compensation Committee (the "Compensation Committee") held one meeting and the Audit Committee held two meetings. During fiscal year 1999, each of the directors attended at least 75% of the aggregate of (1) the total number of meetings of the Prism Board (held during the period that such director served) and (2) the total number of meetings held by all committees of the Prism Board on which such director served (during the period that he served). Prism's directors discharge their responsibilities throughout the year, not only at the Prism Board's and committee meetings, but also through personal meetings and other communications, including telephone contacts with the Chairman of the Board and others.

   Prism's Audit Committee is currently composed of Andrew S. Hochberg and Richard L. Wellek, each of whom is not an officer or employee of Prism or its subsidiaries. The Audit Committee has the responsibility of recommending Prism's independent public accountant, monitoring and reviewing the quality and activities of Prism's internal audit function and those of Prism's independent auditors and monitoring the adequacy of Prism's operating and internal controls.

   The Compensation Committee currently consists of Andrew S. Hochberg and Richard L. Wellek. No member or alternate member of the Compensation Committee is a current or former officer or employee of Prism or any of its subsidiaries. The Compensation Committee is responsible for reviewing salaries, benefits and other compensation of Prism's executive officers, making recommendations to the Prism Board regarding salaries, benefits and other compensation, and administering Prism's employee benefit plans.

   Prism does not have a nominating committee.

Director Compensation

   Under the 1999 Omnibus Stock Incentive Plan (the "1999 Stock Plan"), an option to acquire 5,000 Shares is granted to each non-employee director upon his initial election to the Prism Board and an option to purchase 2,500 Shares is awarded to each non-employee director serving on the Prism Board on the day immediately following Prism's annual meeting of stockholders, provided that the non-employee director has served in such capacity for at least the preceding six months. Directors who are employees of Prism or its affiliates do not receive additional compensation for services as a director of Prism. All directors are reimbursed for actual expenses incurred in connection with attending meetings.

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee currently consists of Messrs. Hochberg and Wellek. No member of Prism's Compensation Committee is a current or former officer or employee of Prism or any of its subsidiaries. There are no compensation committee interlocks between Prism and any other entities involving any of the executive officers or directors of such other entities.

   During fiscal year 1999, Bruce C. Abrams was a member of the Compensation Committee while serving as Chairman of the Board and Chief Executive Officer of Prism.

                          EXECUTIVE OFFICERS OF PRISM

   The names of the executive officers who are not also directors of Prism, their ages and certain information about them are set forth below:

                                                             Principal Occupations
                                                                      and
                                 Positions And Offices     Employment During Past 5
 Name                     Age          With Prism                    Years
 ----                     --- ---------------------------- ------------------------
 William D. Osenton......  55 President of Pacific         Mr. Osenton has served
                              Guarantee Mortgage           as President of Pacific
                              Corporation ("Pacific        Guarantee since December
                              Guarantee"), a wholly owned  1987. Mr. Osenton was
                              indirect subsidiary of Prism Chairman of the Board of
                                                           Pacific Guarantee from
                                                           December 1987 to August
                                                           1998. Mr. Osenton served
                                                           as a member of Prism's
                                                           board of directors from
                                                           October 1998 until March
                                                           1999. From August 1989
                                                           until August 1998, he
                                                           was President of Pacific
                                                           Guarantee Financial
                                                           Services, a residential
                                                           loan brokerage and loan
                                                           servicing company, where
                                                           he was responsible for
                                                           overall management. Mr.
                                                           Osenton holds a B.A. in
                                                           history from Boston
                                                           College and an M.B.A.
                                                           from Loyola College.

 Martin D. Francis.......  39 President of Mortgage        Mr. Francis is the
                              Market, Inc. ("Mortgage      founder of Mortgage
                              Market"), a wholly owned     Market and has served as
                              indirect subsidiary of Prism its President since
                                                           November 1992. Prior to
                                                           founding Mortgage
                                                           Market, Mr. Francis was
                                                           a loan originator for
                                                           several years. Mr.
                                                           Francis holds a B.S. in
                                                           marketing from Southern
                                                           Oregon State University.

 David A Fisher..........  30 Senior Vice President,       Mr. Fisher has served as
                              Chief Financial Officer      Senior Vice President,
                              and Secretary                Chief Financial Officer
                                                           and Secretary since
                                                           January 1999, having
                                                           been a Vice President,
                                                           General Counsel and
                                                           Assistant Secretary
                                                           since joining Prism
                                                           Financial in October
                                                           1997. From September
                                                           1994 to October 1997,
                                                           Mr. Fisher was an
                                                           attorney at the Chicago
                                                           law firm Katten Muchin &
                                                           Zavis. He holds a B.S.
                                                           in finance from the
                                                           University of Illinois
                                                           and a J.D. from
                                                           Northwestern University.

                                                         Principal Occupations
                                                                  and
                               Positions And Offices   Employment During Past 5
 Name                     Age        With Prism                  Years
 ----                     --- ------------------------ ------------------------
 Edward C. Ahern.........  36 Senior Vice President of Mr. Ahern has served as
                              Secondary Marketing      Senior Vice President of
                                                       Secondary Marketing
                                                       since January 1999. He
                                                       joined Prism Financial
                                                       as a Vice President in
                                                       June 1997. From 1993 to
                                                       June 1997, Mr. Ahern was
                                                       employed by LaSalle Home
                                                       Mortgage Company in
                                                       Secondary Marketing,
                                                       with responsibility for
                                                       risk management,
                                                       investor relations and
                                                       operations. Mr. Ahern
                                                       holds a B.A. in business
                                                       economics from the
                                                       University of Illinois
                                                       and an M.B.A. from the
                                                       University of Chicago.

 Kevin N. Christopher....  34 Senior Vice President of Mr. Christopher has
                              Production               served as Senior Vice
                                                       President of Production
                                                       since January 1999 and
                                                       was a Vice President of
                                                       Prism Financial from
                                                       June 1995 to January
                                                       1999. Prior to joining
                                                       Prism Financial, Mr.
                                                       Christopher was a Branch
                                                       Manager/Level II for
                                                       Norwest Mortgage. Mr.
                                                       Christopher holds a B.A.
                                                       in liberal arts from the
                                                       University of Illinois.

 James P. Hayes..........  30 Senior Vice President,   Mr. Hayes has served as
                              Treasurer and Controller Senior Vice President
                                                       since January 1999 and
                                                       as Treasurer since
                                                       January 1998. He joined
                                                       Prism Financial as
                                                       Controller in October
                                                       1995, a position he
                                                       currently holds. From
                                                       September 1991 to
                                                       October 1995, Mr. Hayes
                                                       was employed by Arthur
                                                       Andersen LLP, where he
                                                       managed financial audit
                                                       engagements. He holds a
                                                       B.S. in accountancy from
                                                       Northern Illinois
                                                       University. He is a
                                                       certified public
                                                       accountant.

                                                             Principal Occupations
                                                                      and
                                 Positions And Offices     Employment During Past 5
 Name                     Age          With Prism                    Years
 ----                     --- ---------------------------- ------------------------
 Laurence E Katz.........  30 Vice President of Electronic Mr. Katz has served as
                              Commerce                     Vice President for
                                                           Electronic Commerce
                                                           since September 1998.
                                                           From August 1997 to
                                                           August 1998, Mr. Katz
                                                           was a Senior Research
                                                           Fellow at Harvard
                                                           University's Graduate
                                                           School of Business,
                                                           where he was a student
                                                           in the M.B.A. program
                                                           beginning in August
                                                           1995. From July 1994 to
                                                           August 1995, Mr. Katz
                                                           served as assistant to
                                                           the chief operating
                                                           officer of Delray Farms,
                                                           Inc., with
                                                           responsibility for
                                                           business development.
                                                           From August 1991 to June
                                                           1994, he was a member of
                                                           the Corporate Strategic
                                                           Planning and Development
                                                           Department at The Walt
                                                           Disney Company. Mr. Katz
                                                           holds a B.A. in
                                                           political science from
                                                           Yale College and an
                                                           M.B.A. from Harvard
                                                           University.

                              SECURITY OWNERSHIP

Security Ownership of Officers and Directors

   According to information furnished to Prism as of March 15, 2000, the directors of Prism, Prism's "named executive officers" (the "Named Executive Officers") within the meaning of Item 402(a)(3) of Regulation S-K, and all directors and executive officers as a group, beneficially owned shares of Prism common stock as set forth below. Beneficial ownership has been determined for purposes herein in accordance with Rule 13d-3 of the Exchange Act under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days of March 15, 2000.

                                Number of Common       Approximate Percentage of
Name                      Shares and Share Equivalents Outstanding Common Shares
----                      ---------------------------- -------------------------
Mark A. Filler(1).......           1,966,671                     13.2
Terry A. Markus(2)......           1,673,150                     11.3
Martin E. Francis.......                   0                       *
David A. Fisher(3)......              86,813                       *
Kevin N. Christopher....               2,000                       *
Andrew S. Hochberg(4)...              10,000                       *
Michael P. Krasny.......              20,000                       *
Richard L. Wellek.......              13,147                       *
All directors and execu-
 tive officers as a
 group
 (12 per-
 sons)(1)(2)(3)(4)......           4,426,190                     29.3

--------
*  Represents less than 1%
(1) Includes 100,000 Shares which may be acquired upon the exercise of stock options held by Mr. Filler which vest upon a change of control of the Company. Also includes 466,669 shares held by the Filler Growth and Retention Fund I LP, a family limited partnership, of which Mr. Filler is the sole general partner.
(2) Includes 836,575 Shares held by the Markus Growth and Retention Fund I LP, a family limited partnership, of which Mr. Markus is the sole general partner.
(3) Includes 83,333 Shares which may be acquired upon the exercise of stock options held by Mr. Fisher which vest on April 30, 2000.
(4) Excludes 317,529 Shares owned by Abrams Capital Trust, a trust established by Mr. Abrams for the benefit of his wife and all of his children, over which Mr. Hochberg, as trustee, has investment and voting control. Mr. Hochberg disclaims beneficial ownership of these shares. See "Security Ownership of Certain Beneficial Owners," Footnote (1).

Security Ownership of Certain Beneficial Owners

   The following table sets forth information with respect to the persons other than Named Executive Officers or directors known to Prism to beneficially own more than five percent (5%) of the Shares, as of March 15, 2000:

Name and Address of                    Amount and Nature of
Beneficial Owner                       Beneficial Ownership Percentage of Class
-------------------                    -------------------- -------------------
Nancy C. Abrams, as executor of the
 estate of Bruce C. Abrams(1).........      5,503,745              37.2
c/o Mayer Brown & Platt
190 S. LaSalle
Chicago, Illinois 60603

Markus Growth and Retention Fund I
 LP(2)................................        836,575               5.7
3448 Dauphine Avenue
Northbrook, Illinois 60062-2264


--------
(1) Does not include 317,529 shares held by the Abrams Capital Trust. According to a Schedule 13D filed February 2, 2000, Nancy C. Abrams, individually, is a beneficiary of the Abrams Capital Trust, which holds 317,529 Shares. The Schedule 13D states that Ms. Abrams does not have voting or investment power with respect to such Shares and, accordingly, disclaims beneficial ownership of such Shares.
(2) Mr. Markus, as the sole general partner of Markus Growth and Retention Fund I LP, has sole voting and investment power with respect to all such shares.

   On March 10, 2000, as a condition and inducement to Parent and Purchaser entering into the Merger Agreement, Mr. Filler, Mr. Markus and the estate of Bruce C. Abrams (collectively, the "Principal Stockholders") entered into a Stockholders' Agreement (the "Stockholders' Agreement") with Parent and Purchaser. The Principal Stockholders hold, in the aggregate, 9,043,566 Shares, or approximately 62% of the issued and outstanding Shares. Pursuant to the Stockholders' Agreement, each Principal Stockholder has agreed to, among other things, (i) vote its Shares in favor of the approval and adoption of the Merger Agreement and against any competing transaction, (ii) grant to Parent an irrevocable proxy to vote its Shares and (iii) grant to Purchaser an option to purchase all of the Shares held by such Principal Stockholder at a price of $7.50 per share, subject to the terms and conditions therein. Accordingly, Parent and Purchaser may be deemed to beneficially hold 9,043,566 Shares, or approximately 62% of the issued and outstanding Shares.

Certain Transactions

   In January 1996, the Company loaned $100,000 each to Mr. Filler and Mr. Markus to purchase outstanding common shares of the Company from another stockholder. From January 1, 1997, the loans accrued interest at 8.25% annually. The principal was payable in five annual installments of $20,000, plus interest, beginning December 31, 1997. Each stockholder repaid the remaining principal and accrued interest balance of the loans to the Company in May 1999.

   The Company paid management fees for shared services of approximately $115,000 to LR Development Company in 1999. LR Development Company was controlled by Bruce C. Abrams, Chief Executive Officer and Chairman of the Board of Directors of Prism, until his death in December 1999.

   The estate of Bruce C. Abrams owns a one-third equity interest, and Mr. Hochberg has an indirect equity interest, in Winners Limited Partnership, an Illinois limited partnership, which is the landlord under the lease of an office building in Chicago, Illinois that is subleased by Prism. Mr. Hochberg is also on the board of directors of the company from which Prism subleases the office space. The Company made sublease payments of approximately $422,000 to the sublessor during 1999. The sublease, which extends through August 30, 2004, was negotiated on an arm's-length basis.

   Prism acquired 80 percent of the membership interests of Apollo Housing Capital, L.L.C. ("Apollo"), a tax credit syndication business, in September 1999 for approximately $1.64 million in cash, net of cash acquired in the acquisition. Fifty percent of the interests in Apollo were owned by Vision AHC, L.L.C. ("Vision"), an entity formerly controlled by the late Mr. Abrams and now controlled by Mr. Abrams' estate. Vision did not receive any cash from the Company upon the closing of the transaction. However, Vision is entitled to receive initial consideration of up to $3.25 million in cash only if Apollo satisfies conditions relating to available cash flows of Apollo following the closing. In addition, Vision will receive a percentage of Apollo's 1999 net cash flow following the acquisition and contingent consideration equal to a percentage of Apollo's pre-tax net income in each of the years 2000 through 2007.

   At the time of the closing of Prism Financial's acquisition of Apollo, Apollo had outstanding obligations of $500,000 under a promissory note payable to Vision. The note was paid in full in the third quarter of 1999.

   As of December 31, 1999, the Company, through Apollo, owned limited partnership interests valued at $18.7 million in two investee partnerships that were purchased in 1999 from LR Development Company, formerly controlled by the late Bruce C. Abrams. Additionally, the Company owed capital contribution notes totaling $17.1 million as of December 31, 1999 in connection with its acquisition of such limited partnership interest.

   On March 6, 1998, prior to its acquisition by Prism, Pacific Guarantee issued a subordinated promissory note to Mr. Osenton in the amount of $200,000 which, together with interest of 10% per annum, was due on or before March 31, 2000. Interest-only payments were payable monthly on unpaid principal and were due on the first day of each month beginning on April 30, 1998. This note was repaid in 1999.

   On June 30, 1997, prior to its acquisition by Prism, Pacific Guarantee issued a subordinated promissory note to Mr. Osenton and his wife in the amount of $400,000, which, together with interest of 10% per annum, was due on or before June 30, 2002. Interest-only payments were payable monthly on unpaid principal and were due on the first day of each month beginning August 1, 1997. This note was repaid in 1999.

   Mr. Abrams, Mr. Filler, Mr. Markus, Mr. Osenton, an affiliate of Mr. Abrams, and affiliates of Penny S. Pritzker, a Prism Board member from May 1999 until January 2000, entered into a registration rights agreement with Prism in May 1999 pursuant to which they received shelf, demand and piggyback rights to register their restricted Shares. The registration rights agreement has been filed as Exhibit 18 to this Schedule 14D-9 and is incorporated herein by reference.

   CDW Computer Centers, Inc., of which Mr. Krasny is Chairman of the Board and Chief Executive Officer, sold $140,778 worth of computer equipment to Prism in 1999. These purchases were negotiated on an arm's-length basis.

   In connection with the termination of the Company's S corporation status for federal and certain state income tax purposes in conjunction with the Company's initial public offering, the Company issued promissory notes (the "S Corporation Distribution Notes") to all of the Company's stockholders prior to the initial public offering, including Mr. Abrams, an affiliate of Mr. Abrams, Messrs. Filler and Markus, affiliates of Ms. Penny S. Pritzker and Mr. Osenton, in the amount of their respective undistributed accumulated S corporation earnings for the period ending on the termination date. In accordance with the Company's S Corporation status, all earnings of the Company during this period were taxed directly to these stockholders rather than to the Company. The initial amount owed under the S Corporation Distribution Notes upon issuance was $20.8 million including $10.7 million, $3.6 million, $3.6 million, $942,842, $944,309 and $564,551 to Mr. Abrams, Mr.
Markus, Mr. Filler, an affiliate of Mr. Abrams, affiliates of Ms. Pritzker and Mr. Osenton, respectively. As of December 31, 1999, the respective amounts outstanding under the S Corporation Distribution Notes were $675,574, $245,663, $245,663, $61,415, $68,708 and $36,771 plus accrued but unpaid interest.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act ("Section 16(a)") requires Prism's executive officers and directors and persons who own more than ten percent of a registered class of Prism's equity securities ("10% Stockholders") to file reports of ownership on a Form 3 and changes in ownership on a Form 4 or a Form 5 with the SEC. Such executive officers, directors and 10% Stockholders are also required by SEC rules to furnish the Company with copies of all
Section 16(a) forms that they file. To the best of Prism's knowledge and belief, during fiscal 1999, its executive officers, directors and 10% Stockholders complied with all applicable Section 16(a) filing requirements.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

   The following summary compensation table sets forth certain information concerning the compensation of Prism's chief executive officer and four most highly compensated executive officers other than the chief executive officer as of the end of fiscal 1999 (the "Named Executive Officers") for each of the two fiscal years during the period ended December 31, 1999.

                                                                  Long-Term
                                                 Annual          Compensation
                                            Compensation(1)         Awards
                                          -------------------- ----------------
                                                               Number of Shares
                                                                  Underlying
Name and Principal Position          Year Salary ($) Bonus ($)  Options (#)(2)
---------------------------          ---- ---------- --------- ----------------
Mark A. Filler*....................  1999  175,000    50,000           --
President and Chief Executive
 Officer                             1998  150,000    25,000           --

Bruce C. Abrams*...................  1999  154,167       --            --
Chairman of the Board of Directors
 and Chief Executive Officer         1998   75,000       --            --

Martin E. Francis..................  1999  150,000    50,000         8,000
President of Mortgage Market         1998   37,500    50,000           --

Kevin N. Christopher...............  1999  110,000    80,000        50,000
Senior Vice President of Production  1998   93,500    66,500           --

David A. Fisher....................  1999  107,545    80,000        75,000
Senior Vice President, Chief
 Financial Officer and Secretary     1998   90,000    60,000           --

Terry A. Markus....................  1999  177,308       --            --
President of Prism Illinois          1998  150,000       --            --

--------
*Mr. Filler became Chief Executive Officer of Prism after the death of Mr.
   Abrams on December 12, 1999.
(1) The aggregate amount of perquisites and other personal benefits for each of the Named Executive Officers did not equal or exceed the lesser of either $50,000 or 10% of the total of such individual's base salary and bonus, as reported herein for the applicable fiscal years, and is not reflected in the table.
(2) Stock options granted under the 1999 Stock Plan.

Option Grants Table

   The following table provides certain summary information concerning individual grants of stock options made to Named Executive Officers during the fiscal year ended December 31, 1999 under the 1999 Stock Plan. Prism had no stock appreciation rights ("SARs") outstanding and granted no SARs during the fiscal year ended December 31, 1999. Except as set forth in the table below, during fiscal year 1999, Prism did not grant any stock options under the 1999 Stock Plan to any of the Named Executive Officers.

                                        Individual Rights                     Potential
                         ------------------------------------------------ Realizable Value
                         Number of  Percent of Total                      at Assumed Rates
                           Shares   Options Granted                        of Stock Price
                         Underlying to Employees in  Exercise  Expiration Appreciation for
                         Grant (#)  Fiscal Year (%)  Price ($)    Date     Option Term(1)
                         ---------- ---------------- --------- ---------- -----------------
                                                                          5% ($)   10% ($)
                                                                          ------- ---------
Martin E. Francis.......    8,000          1.2           14     5/24/09    70,436   178,500
Kevin N. Christopher....   50,000          7.2           14     5/24/09   440,226 1,115,620
David A. Fisher.........   75,000         10.8           14     5/24/09   660,339 1,673,430

--------

(1) Amounts represent hypothetical gains that could be achieved from the exercise of the respective stock options and the subsequent sale of the Shares underlying such options if the options were exercised at the end of the option terms. The gains are based upon assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted. The rates of appreciation are mandated by the rules of the Exchange Act and do not represent Prism's estimate or projection of the future Share price.
(2) The stock options reported were awarded pursuant to the 1999 Stock Plan at exercise prices equal to the fair market value of the Shares on the date of grant. The options vest in specified installments over a four- or five-year period after the grant date and terminate ten years after the grant date

Fiscal Year-end Option Values

   No stock options with respect to Shares were exercised by the Named Executive Officers in 1999. The following table provides certain summary information concerning the number of unexercised stock options held by the Named Executive Officers as of December 31, 1999. No information is included below as to the value of Named Executive Officers' unexercised options because the closing price per share of Prism common stock on December 31, 1999 was less than the exercise price per Share of all such unexercised options.

                                                         Number of Unexercised
                                                        Options at Fiscal Year
                                                              End (#)(1)
                                                       -------------------------
      Name                                             Exercisable Unexercisable
      ----                                             ----------- -------------
      Martin E. Francis...............................     --          8,000
      Kevin N. Christopher............................     --         50,000
      David A. Fisher.................................     --         75,000

--------
(1) Represents the aggregate number of stock options held as of December 31, 1999 which could and could not be exercised on that date pursuant to the terms of the stock option agreements related thereto and the 1999 Stock Plan.

Compensation Committee Report on Executive Compensation

   Background. The Prism Board established the Compensation Committee in June 1999, in connection with the Company's initial public offering. Prior to the Company's initial public offering, compensation of Prism's executive officers was determined by the Company's founder, Chief Executive Officer and Chairman of the Board of Directors, Bruce C. Abrams, in consultation with Prism Board members Messrs. Filler and Markus.

   General policy. The Compensation Committee's overall compensation policy applicable to the Company's executive officers is to offer a compensation package intended to attract and retain qualified executives for the Company and to provide them with incentives to achieve Company goals and increase stockholder value. The compensation paid to the Company's executive officers is composed of three elements: salary, cash bonus and stock options.

   Salary. The Compensation Committee's policy is to provide salaries (i) that are approximately at the median of the salaries paid to similar executive officers in similar companies, adjusted in the Committee's subjective judgment to reflect differences in duties of the officers and differences in the size of the companies, in order to attract and retain qualified executives and (ii) that compensate individual employees for their individual contributions and performance. The Compensation Committee determines comparable salaries paid by other companies similar to the Company through its subjective evaluation of its members' knowledge of salaries paid by other companies, salary requests of individuals interviewed by the Company for open positions, recommendations of management and reviews of public documents of other companies. Salaries of executive officers for 1999 were determined by the Prism Board prior to the establishment of the Compensation Committee.

   Cash bonus. The Compensation Committee's policy is to recommend bonuses that compensate executive officers for achieving Company goals and for individual performance or achievements, all as determined in the Compensation Committee's subjective judgment after receiving management's recommendations. The bonuses recommended for 1999 were primarily a reflection of the completion of Prism's initial public offering in May 1999 and the Company's implementation of its three-pronged growth strategy of internal growth, selective acquisitions, and development of its e-commerce platform. The 1999 bonuses also reflect the Compensation Committee's assessment of the relative performance of management during the second half of fiscal 1999.

   Stock options. The Company also compensates its executives in the form of stock option grants. The purpose of such grants is to align employee interests with those of stockholders and to promote long term growth and performance through encouraging long term loyalty to the Company by employees. In fiscal year 1999, the Company awarded incentive stock options pursuant to its 1999 Stock Plan. In May 1999, the Company awarded options to acquire 253,000 shares of the Company's common stock to executive officers other than those who were already principal stockholders of the Company, based primarily upon the Prism's operating achievements and the successful completion of the Company's initial public offering.

   Chief Executive Officer compensation. Mr. Abrams was Chief Executive Officer of Prism until his death on December 12, 1999. Mr. Abrams' $175,000 annual salary for fiscal 1999 was determined by the Prism Board prior to the Company's initial public offering and the formation of the Compensation Committee. The salary amount reported in the Summary Compensation Table on page 12 reflects the portion of his annual salary that Mr. Abrams earned through December 12, 1999. Mr. Abrams requested that he not receive a cash bonus for 1999 and did not receive any compensation in the form of stock options. Mr. Filler was appointed to succeed Mr. Abrams as Chief Executive Officer on December 12, 1999. Because of the brevity of the period during fiscal 1999 for which Mr. Filler served as Chief Executive Officer, Mr. Filler's salary for fiscal 1999 reflects that which was established by the Prism Board for Mr. Filler in his capacity as President of the Company prior to Prism's initial public offering and prior to the formation of the Compensation Committee. In determining the amount of Mr. Filler's bonus, the Compensation Committee considered Prism's financial results during 1999 and Mr. Filler's role in establishing and executing the Company's strategic initiatives and operational plans.

   Compensation deductibility policy. It is the policy of the Compensation Committee to have the executive compensation plans of Prism treated as fully tax deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") whenever, in the judgment of the Committee, to do so would be consistent with the business objectives of those plans. All compensation paid during fiscal year 1999 was, in fact, fully tax deductible. The Compensation Committee, however, reserves the right to grant future compensation awards in such amounts as it may deem appropriate in the exercise of its business judgement, notwithstanding whether those awards are fully tax deductible.
                                          Compensation Committee

                                          Andrew S. Hochberg
                                          Richard L. Wellek

Employment and Consulting Agreements with Prism

   The following is a summary of certain employment and consulting agreements to which Prism or a subsidiary of Prism is a party. Such summary does not include any of the arrangements entered into by Prism employees in connection with Purchaser's acquisition of Prism pursuant to the Offer and the Merger. For a discussion of these arrangements, see Item 3 under "Arrangements with Executive Officers, Directors or Affiliates of Prism" in the Schedule 14D-9 of which this Information Statement forms a part.

   Prism's subsidiary Pacific Guarantee has an employment agreement with Mr. Osenton under which (1) Pacific Guarantee agrees to employ Mr. Osenton as President through May 31, 2003, provided that Pacific Guarantee may terminate Mr. Osenton's employment at any time for cause, and provided further that Mr. Osenton may terminate his employment at any time after July 31, 1999, (2) Mr. Osenton receives an annual salary of $180,000, is eligible each calendar year for a bonus of $70,000 if Pacific Guarantee's pre-tax income exceeds $1 million for the calendar year and receives employee benefits which are in effect from time to time for Pacific Guarantee's management and (3) Mr. Osenton agrees, during and after his employment with Pacific Guarantee, not to disclose or use for his own benefit confidential information regarding Pacific Guarantee and its affiliates.

   Prism's subsidiary Mortgage Market has an employment agreement with Mr. Francis under which (1) Mortgage Market agrees to employ Mr. Francis through July 31, 2000 as President of Mortgage Market, subject to renewal for one-year terms by Mr. Francis and Mortgage Market, provided that Mortgage Market may terminate Mr. Francis' employment for cause, (2) Mr. Francis receives an annual salary of $150,000, is eligible for a bonus of $50,000 if Mortgage Market's pre-tax income exceeds $1 million for the calendar year, and receives health and medical benefits and a company car and (3) Mr. Francis agrees, during and after his employment with Mortgage Market, not to disclose or use for his own benefit confidential information regarding Mortgage Market and its affiliates.

Stock Performance Graph

   Set forth below is a line graph comparing the yearly percentage change in Prism's cumulative stockholder return on the Shares since Prism's initial public offering with the cumulative return during the same period of (i) the NASDAQ-Total US index and (ii) a peer group [represented by the SNL Securities LC Mortgage Bank Index]. Prism has a fiscal year corresponding to the calendar year. Accordingly, for purposes of the line graph, Prism has selected as the "measurement period" the period beginning on May 25, 1999, the date of commencement of trading of Shares following Prism's initial public offering, and ending on December 31, 1999. Cumulative total returns are calculated assuming that $100 was invested on May 25, 1999 in each of the Shares, the NASDAQ-Total US index and the Peer Group, and that all dividends were reinvested.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

                     Comparison of Cumulative Total Return
           Among Prism Financial Corporation, NASDAQ-Total US Index
         and Selected Peer Group Since Prism's Initial Public Offering

  Indexed Returns for the Period from May 25, 1999 through December 31, 1999

                           [Line Graph appears here]

                                                   Period Ending
                                    --------------------------------------------
Index                               05/25/99 06/30/99 08/31/99 10/31/99 12/31/99
-----                               -------- -------- -------- -------- --------
Prism Financial Corporation........  100.00   111.99   108.22    70.21    30.82
NASDAQ--Total US*..................  100.00   113.01   115.64   124.18   167.82
SNL Mortgage Bank Index............  100.00   100.48    83.71    75.36    60.55

--------
*Source: CRSP, Center for Research in Security Prices, Graduate School of
   Business, The University of Chicago 1999.